      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 2002

                                                                   FILE NO. 333-
                                                              FILE NO. 811-07974

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO.

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 14
                             ---------------------

                        FARM BUREAU LIFE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)
                            ------------------------

                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
                    (Address of Principal Executive Office)
                                 1-515-225-5400

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    SECURITIES BEING OFFERED: NONPARTICIPATING VARIABLE ANNUITY CONTRACTS

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               --------------------------------------------------
                        FARM BUREAU LIFE ANNUITY ACCOUNT

                   NONPARTICIPATING VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------

                                   PROSPECTUS

                               [          ], 2002

Farm Bureau Life Insurance Company (the "Company") is offering the nonparticipating variable annuity contract (the "Contract") described in this Prospectus. The Contract provides for Accumulated Value and annuity payments on a fixed and variable basis. The Company sells the Contract to retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.

The Owner of a Contract ("you" or "your") may allocate premiums and Accumulated Value to 1) the Declared Interest Option, an account that provides a specified rate of interest, and/or 2) Subaccounts of Farm Bureau Life Annuity Account (the "Account"), each of which invests in one of the following Investment Options:

American Century
  VP Ultra Fund
  VP Vista Fund
Dreyfus Variable Investment Fund
  VIF Appreciation Portfolio
  VIF Disciplined Stock Portfolio
  VIF Growth and Income Portfolio
  VIF International Equity Portfolio
  VIF Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund,
 Inc.
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio
  High Grade Bond Portfolio
  Managed Portfolio
  Money Market Portfolio
  Strategic Yield Portfolio
  Value Growth Portfolio
Fidelity Variable Insurance Products
  Funds
  VIP Contrafund-Registered Trademark-
  Portfolio--Initial Class
  VIP Growth Portfolio--Initial Class
  VIP Growth & Income Portfolio--
   Initial Class
  VIP High Income Portfolio--Service
  Class 2
  VIP Index 500 Portfolio--Initial Class
  VIP Mid Cap Portfolio--Service Class 2
  VIP Overseas Portfolio--Initial Class
Franklin Templeton Variable Insurance
 Products Trust
  Franklin Small Cap Fund--Class 2
  Franklin Small Cap Value Securities
  Fund
  (formerly Franklin Value Securities
  Fund)--
    Class 2
  Franklin U.S. Government Fund--Class 2
  Mutual Shares Securities Fund--Class 2
  Templeton Growth Securities Fund--Class
  2
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio
  JPMorgan Small Company Portfolio
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio
  Russell 2000 Small Cap Index Portfolio
  S&P MidCap 400 Index Portfolio
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio
  Mid-Cap Growth Portfolio
  New America Growth Portfolio
  Personal Strategy Balanced Portfolio
T. Rowe Price International Series, Inc.
  International Stock Portfolio

The accompanying prospectus for each Investment Option describes the investment objectives and attendant risks of each Investment Option. If you allocate premiums to the Subaccounts, the amount of the Contract's Accumulated Value prior to the Retirement Date will vary to reflect the investment performance of the Investment Options you select.

Please note that the Contracts and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.

You may find additional information about your Contract and the Account in the Statement of Additional Information dated the same as this Prospectus. To obtain a copy of this document, please contact us at the address or phone number shown on the cover of this Prospectus. The Statement of Additional Information ("SAI") has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference into this Prospectus, and other information filed electronically with the SEC.

Please read this Prospectus carefully and retain it for future reference. A prospectus for each Investment Option must accompany this Prospectus and you should read it in conjunction with this Prospectus.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Issued By
                       Farm Bureau Life Insurance Company
                             5400 University Avenue
                          West Des Moines, Iowa 50266
                                  800-247-4170

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                 PAGE
                                                              -----------
DEFINITIONS.................................................           3
EXPENSE TABLES..............................................           5
SUMMARY OF THE CONTRACT.....................................          13
THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS.................          15
      Farm Bureau Life Insurance Company....................          15
      Iowa Farm Bureau Federation...........................          15
      IMSA..................................................          16
      Farm Bureau Life Annuity Account......................          16
      Investment Options....................................          16
      Addition, Deletion or Substitution of Investments.....          22
DESCRIPTION OF ANNUITY CONTRACT.............................          23
      Issuance of a Contract................................          23
      Premiums..............................................          23
      Free-Look Period......................................          24
      Allocation of Premiums................................          24
      Variable Accumulated Value............................          24
      Transfer Privilege....................................          25
      Partial Withdrawals and Surrenders....................          26
      Transfer and Withdrawal Options.......................          27
      Death Benefit Before the Retirement Date..............          28
      Proceeds on the Retirement Date.......................          30
      Payments..............................................          31
      Modification..........................................          31
      Reports to Owners.....................................          32
      Inquiries.............................................          32
THE DECLARED INTEREST OPTION................................          32
      Minimum Guaranteed and Current Interest Rates.........          32
      Transfers From Declared Interest Option...............          33
      Payment Deferral......................................          33
CHARGES AND DEDUCTIONS......................................          33
      Surrender Charge (Contingent Deferred Sales Charge)...          33
      Commutation Fee.......................................          34
      Annual Administrative Charge..........................          34
      Transfer Processing Fee...............................          35
      Mortality and Expense Risk Charge.....................          35
      Incremental Death Benefit Rider.......................          35
      Investment Option Expenses............................          35
      Premium Taxes.........................................          35
      Other Taxes...........................................          36
PAYMENT OPTIONS.............................................          36
      Description of Payment Options........................          37
      Election of Payment Options and Annuity Payments......          37
YIELDS AND TOTAL RETURNS....................................          40
FEDERAL TAX MATTERS.........................................          41
      Introduction..........................................          41
      Tax Status of the Contract............................          42
      Taxation of Annuities.................................          43
      Transfers, Assignments or Exchanges of a Contract.....          45
      Withholding...........................................          45

                                                                 PAGE
                                                              -----------
      Multiple Contracts....................................          45
      Taxation of Qualified Contracts.......................          46
      Possible Charge for the Company's Taxes...............          48
      Other Tax Consequences................................          48
DISTRIBUTION OF THE CONTRACTS...............................          48
LEGAL PROCEEDINGS...........................................          49
VOTING RIGHTS...............................................          49
FINANCIAL STATEMENTS........................................          50
CALCULATING VARIABLE ANNUITY PAYMENTS.......................         A-1
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.......     SAI-TOC

            The Contract may not be available in all jurisdictions.

This Prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT: Farm Bureau Life Annuity Account.

ACCUMULATED VALUE: The total amount invested under the Contract, which is the sum of the values of the Contract in each Subaccount of the Account plus the value of the Contract in the Declared Interest Option.

ANNUITANT: The person whose life determines the annuity benefits payable under the Contract and whose death determines the death benefit.

BENEFICIARY: The person (or persons) to whom the Company pays the proceeds on the death of the Owner/Annuitant.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund. Assets are valued at the close of each Business Day (3:00 p.m. central time).

THE CODE: The Internal Revenue Code of 1986, as amended.

THE COMPANY ("WE", "US" OR "OUR"): Farm Bureau Life Insurance Company.

CONTRACT: The nonparticipating variable annuity contract we offer and describe in this Prospectus, which term includes the basic contract described in this Prospectus, the contract application, any supplemental applications and any endorsements or additional benefit riders or agreements.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Date.

CONTRACT DATE: The date on which the Company receives a properly completed application at the Home Office. It is the date set forth on the data page of the Contract which the Company uses to determine Contract Years and Contract Anniversaries.

CONTRACT YEAR: A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

DECLARED INTEREST OPTION: An investment option under the Contract funded by the Company's General Account. It is not part of, nor dependent upon, the investment performance of the Account.

DUE PROOF OF DEATH: Satisfactory documentation provided to the Company verifying proof of death. This documentation may include the following:

    (a) a certified copy of the death certificate;

    (b) a certified copy of a court decree reciting a finding of death; or

    (c) any other proof satisfactory to the Company.

FUND: An open-end diversified management investment company or unit investment trust in which the Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Account or any other separate account of the Company.

HOME OFFICE: The principal office of the Company at 5400 University Avenue, West Des Moines, Iowa 50266.

INVESTMENT OPTION: A Fund, or a separate investment portfolio of a Fund.

NET ACCUMULATED VALUE: The Accumulated Value less any applicable surrender charge.

NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.

OWNER ("YOU" OR "YOUR"): The person(s) who owns the Contract and who is entitled to exercise all rights and privileges provided in the Contract.

QUALIFIED CONTRACT: A Contract the Company issues in connection with plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Code. These plans already provide tax deferral so you should consider purchasing a Contract based on its other features and benefits.

RETIREMENT DATE: The date when the Company applies the Accumulated Value under a payment option, if the Annuitant is still living.

SEC: The U.S. Securities and Exchange Commission.

SUBACCOUNT: A subdivision of the Account which invests its assets exclusively in a corresponding Investment Option.

VALUATION PERIOD: The period that starts at the close of business (3:00 p.m. central time) on one Business Day and ends at the close of business on the next succeeding Business Day.

WRITTEN NOTICE: A written request or notice signed by the owner on a form satisfactory to the Company which the Company receives at the Home Office.

--------------------------------------------------------------------------------

EXPENSE TABLES
--------------------------------------------------------------------------------

    The following expense information assumes that the entire Accumulated Value is variable accumulated value.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Premiums                              None

Surrender charge (contingent deferred sales charge)--during Accumulation Phase:
(as a percentage of the amount surrendered or withdrawn):

CONTRACT YEAR*             SURRENDER CHARGE
1                                  7%
2                                  6
3                                  5
4                                  4
5                                  3
6                                  2
7 and after                        0

    * In each Contract Year after the first Contract Year, you may withdraw a maximum of 10% of the Accumulated Value without incurring a surrender charge. The amount that you may withdraw without incurring a surrender charge is not cumulative from Contract Year to Contract Year. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")

       Under certain circumstances, a surrender charge may apply on the Retirement Date. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--SURRENDER CHARGE AT THE RETIREMENT DATE.")

Commutation fee (surrender charge)--during Payout Phase:

YEAR OF VARIABLE PAYMENT     CHARGE AS A
OPTION IN WHICH             PERCENTAGE OF
SURRENDER OCCURS*              ORIGINAL
                               PROCEEDS
1                                  7%
2                                  6
3                                  5
4                                  4
5                                  3
6                                  2
7 and after                        0

    * We will deduct a commutation fee (surrender charge) from a full surrender requested during the first six years of a variable payment option.

Transfer Processing Fee                                       $10*

    * We waive the transfer processing fee for for the first twelve transfers during a Contract Year. The Company may assess a charge of $10 for the thirteenth and each subsequent transfer during a Contract Year. The Company reserves the right to increase the transfer processing fee.

Annual Administrative Charge                                  $ 45*
Annual Account Expenses (as a percentage of average net
assets)
  Mortality and Expense Risk Charge                           1.25%
  Other Account Expenses                                      None
  Total Account Expenses                                      1.25%

    * We currently deduct an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date.

Incremental Death Benefit Rider                               0.30%*

    * We currently apply a charge for the Incremental Death Benefit Rider at an annual rate of 0.15% of Accumulated Value. We deduct the charge on each Contract Anniversary. (See "CHARGES AND DEDUCTIONS -- Incremental Death Benefit Rider").

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets after waivers or reimbursements)

                                                                                      TOTAL EXPENSES
                                                                                        (AFTER FEE
                                                     ADVISORY    OTHER      12B-1       WAIVERS AND
INVESTMENT OPTION                                      FEE      EXPENSES     FEES     REIMBURSEMENTS)
American Century
  VP Ultra Fund                                        1.00%      0.00%      0.00%         1.00%(1)(2)
  VP Vista Fund                                        1.00%      0.00%      0.00%         1.00%(1)
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class    0.75%      0.03%      0.00%         0.78%
  VIF Disciplined Stock Portfolio -- Initial Share
  Class                                                0.75%      0.06%      0.00%         0.81%
  VIF Growth and Income Portfolio -- Initial Share
  Class                                                0.75%      0.04%      0.00%         0.79%
  VIF International Equity Portfolio -- Initial
  Share Class                                          0.75%      0.33%      0.00%         1.08%
  VIF Small Cap Portfolio -- Initial Share Class       0.75%      0.04%      0.00%         0.79%
  Dreyfus Socially Responsible Growth Fund, Inc. --
  Service Share Class                                  0.75%      0.09%      0.25%         1.09%
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                  0.20%      0.08%      0.00%         0.28%
  High Grade Bond Portfolio                            0.30%      0.15%      0.00%         0.45%
  Managed Portfolio                                    0.45%      0.11%      0.00%         0.56%
  Money Market Portfolio                               0.25%      0.25%      0.00%         0.50%
  Strategic Yield Portfolio(3)                         0.45%      0.14%      0.00%         0.59%
  Value Growth Portfolio                               0.45%      0.12%      0.00%         0.57%
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio -- Initial Class            0.58%      0.10%      0.00%         0.68%(4)
  VIP Growth Portfolio -- Initial Class                0.58%      0.10%      0.00%         0.68%(4)
  VIP Growth & Income Portfolio -- Initial Class       0.48%      0.10%      0.00%         0.58%(4)
  VIP High Income Portfolio -- Service Class 2         0.58%      0.15%      0.25%         0.98%
  VIP Index 500 Portfolio -- Initial Class             0.24%      0.04%      0.00%         0.28%(5)
  VIP Mid Cap Portfolio -- Service Class 2             0.58%      0.11%      0.25%         0.94%
  VIP Overseas Portfolio -- Initial Class              0.73%      0.19%      0.00%         0.92%(4)
Franklin Templeton
  Franklin Small Cap Fund -- Class 2                   0.45%      0.31%      0.25%         1.01%(6)(7)
  Franklin Small Cap Value Securities Fund -- Class
  2                                                    0.57%      0.20%      0.25%         1.02%(6)(7)
  Franklin U.S. Government Fund -- Class 2             0.51%      0.02%      0.25%         0.78%(7)(8)
  Mutual Shares Securities Fund -- Class 2             0.60%      0.19%      0.25%         1.04%(7)
  Templeton Growth Securities Fund -- Class 2          0.80%      0.05%      0.25%         1.10%(7)(8)
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio                     0.70%      0.30%      0.00%         1.00%(9)(10)
  JPMorgan Small Company Portfolio                     0.60%      0.55%      0.00%         1.15%
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                           0.35%      0.30%      0.00%         0.65%(11)
  Russell 2000 Small Cap Index Portfolio               0.35%      0.40%      0.00%         0.75%(11)
  S&P MidCap 400 Index Portfolio                       0.30%      0.30%      0.00%         0.60%(11)
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                              0.85%      0.00%      0.00%         0.85%(12)
  Mid-Cap Growth Portfolio                             0.85%      0.00%      0.00%         0.85%(12)
  New America Growth Portfolio                         0.85%      0.00%      0.00%         0.85%(12)
  Personal Strategy Balanced Portfolio                 0.90%      0.00%      0.00%         0.90%(12)
T. Rowe Price International Series, Inc.
  International Stock Portfolio                        1.05%      0.00%      0.00%         1.05%(12)

(1) The Fund's inception date was May 1, 2001; therefore, the expense information shown is annualized. The manager provides the Fund with investment advisory and management services in exchange for a single, unified management fee. The agreement provides that all expenses of the Fund except brokerage commissions, taxes, interest, fees and expenses of non-interested directors and extraordinary expenses will be paid by the manager.

(2) The Fund has a "stepped" fee schedule. As a result, the Fund's management fee rate decreases as the Fund's assets increase.

(3) On May 1, 2002, the High Yield Bond Portfolio changed its name to Strategic Yield Portfolio.

(4) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the accompanying Fund prospectus for details.

(5) The Fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed 0.28%. Absent this reimbursement, the total annual class operating expenses were 0.35%. This arrangement may be discontinued by the Fund's manager at any time.

(6) For the Franklin Small Cap and Franklin Small Cap Value Securities Funds, the manager had agreed in advance to make estimated reductions of 0.08% and 0.03%, respectively, of these fees to reflect reduced services resulting from the Funds' investment in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order of the Securities and Exchange Commission. Absent these reductions, the total Investment Option operating expenses presented in the preceding table would have been 1.09% and 1.05%, respectively.

(7) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(8) The Fund administration fee is paid indirectly through the management fee.

(9) The Fund's inception date was September 28, 2001; therefore, the expense information shown is based on annualized expenses for fiscal year 2001.

(10) JPMorgan Chase Bank, an affiliate of J.P. Morgan, has voluntarily agreed to reimburse certain expenses if they exceed a certain level. Absent this reimbursement, the total annual operating expenses would have been 10.62%.

(11) Total expenses in excess of 0.65% for the NASDAQ-100 Index Portfolio, in excess of 0.75% for the Russell 2000 Small Cap Index Portfolio and in excess of 0.60% for the S&P MidCap 400 Index Portfolio are paid by the Fund's adviser.

(12) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and ordinary, recurring operating costs.

The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Account based on the actual expenses for each Investment Option for the 2001 fiscal year. Current and future expense figures may be higher or lower than those shown. For a more complete description of the various costs and expenses, see "CHARGES AND DEDUCTIONS" and the prospectus for each Investment Option which accompanies this Prospectus. We do not independently verify the information provided in the accompanying prospectuses.

  EXAMPLES: If you elect the Incremental Death Benefit Rider, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

1. If you surrender or annuitize the Contract at the end of the applicable time period:

SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund                                                 $83        $122
  VP Vista Fund                                                 $83        $122
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $81        $116
  VIF Disciplined Stock Portfolio -- Initial Share Class        $81        $117
  VIF Growth and Income Portfolio -- Initial Share Class        $81        $116
  VIF International Equity Portfolio -- Initial Share Class     $83        $125
  VIF Small Cap Portfolio -- Initial Share Class                $81        $116
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $83        $125
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $76        $101
  High Grade Bond Portfolio                                     $77        $106
  Managed Portfolio                                             $78        $110
  Money Market Portfolio                                        $78        $108
  Strategic Yield Portfolio                                     $79        $110
  Value Growth Portfolio                                        $79        $110
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $80        $113
  VIP Growth Portfolio                                          $80        $113
  VIP Growth & Income Portfolio                                 $79        $110
  VIP High Income Portfolio                                     $82        $122
  VIP Index 500 Portfolio                                       $76        $101
  VIP Mid Cap Portfolio                                         $82        $121
  VIP Overseas Portfolio                                        $82        $120
Franklin Templeton
  Franklin Small Cap Fund                                       $83        $123
  Franklin Small Cap Value Securities Fund                      $83        $123
  Franklin U.S. Government Fund                                 $81        $116
  Mutual Shares Securities Fund                                 $83        $124
  Templeton Growth Securities Fund                              $84        $125
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio                              $83        $122
  JPMorgan Small Company Portfolio                              $84        $127
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $79        $112
  Russell 2000 Small Cap Index Portfolio                        $80        $115
  S&P MidCap 400 Index Portfolio                                $79        $111
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $81        $118
  Mid-Cap Growth Portfolio                                      $81        $118
  New America Growth Portfolio                                  $81        $118
  Personal Strategy Balanced Portfolio                          $82        $120
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $83        $124

2. If you elect the Incremental Death Benefit Rider and do not surrender or annuitize the Contract at the end of the applicable time period:

SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund                                                 $27        $84
  VP Vista Fund                                                 $27        $84
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $25        $77
  VIF Disciplined Stock Portfolio -- Initial Share Class        $25        $78
  VIF Growth and Income Portfolio -- Initial Share Class        $25        $77
  VIF International Equity Portfolio -- Initial Share Class     $28        $86
  VIF Small Cap Portfolio -- Initial Share Class                $25        $77
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $28        $86
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $20        $62
  High Grade Bond Portfolio                                     $22        $67
  Managed Portfolio                                             $23        $70
  Money Market Portfolio                                        $22        $69
  Strategic Yield Portfolio                                     $23        $71
  Value Growth Portfolio                                        $23        $71
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $24        $74
  VIP Growth Portfolio                                          $24        $74
  VIP Growth & Income Portfolio                                 $23        $71
  VIP High Income Portfolio                                     $27        $83
  VIP Index 500 Portfolio                                       $20        $62
  VIP Mid Cap Portfolio                                         $27        $83
  VIP Overseas Portfolio                                        $27        $81
Franklin Templeton
  Franklin Small Cap Fund                                       $27        $84
  Franklin Small Cap Value Securities Fund                      $27        $84
  Franklin U.S. Government Fund                                 $25        $77
  Mutual Shares Securities Fund                                 $28        $85
  Templeton Growth Securities Fund                              $28        $87
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio                              $27        $84
  JPMorgan Small Company Portfolio                              $29        $88
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $24        $73
  Russell 2000 Small Cap Index Portfolio                        $25        $76
  S&P MidCap 400 Index Portfolio                                $23        $72
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $26        $79
  Mid-Cap Growth Portfolio                                      $26        $79
  New America Growth Portfolio                                  $26        $79
  Personal Strategy Balanced Portfolio                          $26        $81
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $28        $85

  EXAMPLES: If you do not elect the Incremental Death Benefit Rider, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

1. If you surrender or annuitize the Contract at the end of the applicable time period:

SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund                                                 $81        $118
  VP Vista Fund                                                 $81        $118
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $79        $111
  VIF Disciplined Stock Portfolio -- Initial Share Class        $79        $112
  VIF Growth and Income Portfolio -- Initial Share Class        $79        $112
  VIF International Equity Portfolio -- Initial Share Class     $82        $120
  VIF Small Cap Portfolio -- Initial Share Class                $79        $112
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $82        $120
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $74        $ 97
  High Grade Bond Portfolio                                     $76        $102
  Managed Portfolio                                             $77        $105
  Money Market Portfolio                                        $76        $103
  Strategic Yield Portfolio                                     $77        $106
  Value Growth Portfolio                                        $77        $105
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $78        $108
  VIP Growth Portfolio                                          $78        $108
  VIP Growth & Income Portfolio                                 $77        $105
  VIP High Income Portfolio                                     $81        $117
  VIP Index 500 Portfolio                                       $74        $ 97
  VIP Mid Cap Portfolio                                         $81        $116
  VIP Overseas Portfolio                                        $80        $115
Franklin Templeton
  Franklin Small Cap Fund                                       $81        $118
  Franklin Small Cap Value Securities Fund                      $81        $119
  Franklin U.S. Government Fund                                 $79        $111
  Mutual Shares Securities Fund                                 $81        $119
  Templeton Growth Securities Fund                              $82        $121
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio                              $81        $118
  JPMorgan Small Company Portfolio                              $83        $122
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $78        $108
  Russell 2000 Small Cap Index Portfolio                        $79        $110
  S&P MidCap 400 Index Portfolio                                $77        $106
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $80        $113
  Mid-Cap Growth Portfolio                                      $80        $113
  New America Growth Portfolio                                  $80        $113
  Personal Strategy Balanced Portfolio                          $80        $115
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $82        $119

2. If you do not elect the Incremental Death Benefit Rider and do not surrender or annuitize the Contract at the end of the applicable time period:

SUBACCOUNT                                                     1 YEAR    3 YEARS
American Century
  VP Ultra Fund                                                 $26        $79
  VP Vista Fund                                                 $26        $79
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class             $24        $72
  VIF Disciplined Stock Portfolio -- Initial Share Class        $24        $73
  VIF Growth and Income Portfolio -- Initial Share Class        $24        $73
  VIF International Equity Portfolio -- Initial Share Class     $27        $81
  VIF Small Cap Portfolio -- Initial Share Class                $24        $73
  Dreyfus Socially Responsible Growth Fund, Inc. -- Service
  Share Class                                                   $27        $82
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio                                           $19        $57
  High Grade Bond Portfolio                                     $20        $62
  Managed Portfolio                                             $21        $66
  Money Market Portfolio                                        $21        $64
  Strategic Yield Portfolio                                     $22        $67
  Value Growth Portfolio                                        $21        $66
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio                                      $23        $69
  VIP Growth Portfolio                                          $23        $69
  VIP Growth & Income Portfolio                                 $22        $66
  VIP High Income Portfolio                                     $26        $78
  VIP Index 500 Portfolio                                       $19        $57
  VIP Mid Cap Portfolio                                         $25        $77
  VIP Overseas Portfolio                                        $25        $77
Franklin Templeton
  Franklin Small Cap Fund                                       $26        $79
  Franklin Small Cap Value Securities Fund                      $26        $80
  Franklin U.S. Government Fund                                 $24        $72
  Mutual Shares Securities Fund                                 $26        $80
  Templeton Growth Securities Fund                              $27        $82
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio                              $26        $79
  JPMorgan Small Company Portfolio                              $27        $84
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio                                    $22        $68
  Russell 2000 Small Cap Index Portfolio                        $23        $71
  S&P MidCap 400 Index Portfolio                                $22        $67
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio                                       $24        $74
  Mid-Cap Growth Portfolio                                      $24        $74
  New America Growth Portfolio                                  $24        $74
  Personal Strategy Balanced Portfolio                          $25        $76
T. Rowe Price International Series, Inc.
  International Stock Portfolio                                 $26        $81

Expenses assume that current fee waivers and expense reimbursements for the Funds continue for the periods shown.

The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the Accumulated Value per Contract is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples.

Please do not consider the examples a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and is not a representation of past or future annual returns, which may be greater or less than this assumed rate.

--------------------------------------------------------------------------------

SUMMARY OF THE CONTRACT
--------------------------------------------------------------------------------

  ISSUANCE OF A CONTRACT. The Contract is a nonparticipating variable annuity contract with a maximum issue age of 90 for Annuitants (see "DESCRIPTION OF ANNUITY CONTRACT--Issuance of a Contract"). See "DISTRIBUTION OF THE CONTRACT" for information on compensation of persons selling the Contracts. The Contracts are:

    - "nonparticipating" because you do not share in the Company's surplus or profits, and

    - "variable" because, to the extent Accumulated Value is attributable to the Account, Accumulated Value will increase and decrease based on the investment performance of the Investment Options corresponding to the Subaccounts to which you allocate your premiums.

  FREE-LOOK PERIOD. You have the right to return the Contract within 30 days after you receive it (see "DESCRIPTION OF ANNUITY CONTRACT--Free-Look Period"). If you return the Contract, it will become void and you will receive either the greater of:

    -   premiums paid, or

    - the Accumulated Value on the date we receive the returned Contract at our Home Office, plus administrative charges and any other charges deducted under the Contract.

  PREMIUMS. The minimum initial premium amount the Company accepts is $1,000. (We may waive the minimum initial premium amount for certain Qualified Contracts.) You may make subsequent premium payments (minimum $50 each) at any time. (See "DESCRIPTION OF ANNUITY CONTRACT--Premiums.") Premiums greater than $1,000,000 are subject to Company approval.

  ALLOCATION OF PREMIUMS. You can allocate premiums to one or more Subaccounts, the Declared Interest Option, or both (see "DESCRIPTION OF ANNUITY CONTRACT--Allocation of Premiums").

    - The Company will allocate the initial premium to the Money Market Subaccount for 10 days from the Contract Date.

    - At the end of that period, the Company will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

  TRANSFERS. You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Transfer Privilege").

    - The mimimum amount of each transfer is $100 or the entire amount in the Subaccount or Declared Interest Option, if less.

    - Transfers from the Declared Interest Option may be for no more than 25% of the Accumulated Value in that option. If the Accumulated Value in the Declared Interest Option after the transfer is less than $1,000, you may transfer the entire amount.

    - The Company waives fees for the first twelve transfers during a Contract Year.

    - The Company may assess a transfer processing fee of $10 for the 13th and each subsequent transfer during a Contract Year. The Company reserves the right to increase the transfer processing fee.

  PARTIAL WITHDRAWAL. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Partial Withdrawals and Surrenders--PARTIAL WITHDRAWALS"). Certain partial withdrawals may be subject to a surrender charge (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER"). A partial withdrawal may have tax consequences and may be restricted under certain Qualified Contracts. (See "FEDERAL TAX MATTERS.")

  SURRENDER. You may surrender your Contract upon written notice on or before the Retirement Date (see "DESCRIPTION OF ANNUITY CONTRACT--Partial Withdrawals and Surrenders--SURRENDER"). A surrender may have tax consequences and may be restricted under certain Qualified Contracts. (See "FEDERAL TAX MATTERS.")

  DEATH BENEFIT. We will pay a death benefit if the Annuitant dies prior to the Retirement Date. If the Annuitant's age on the Contract Date was less than 76, the death benefit will be determined as of the date we receive Due Proof of Death and is equal to the greatest of:

    (1) the sum of premiums paid, less the sum of all partial withdrawal reductions (including applicable surrender charges);

    (2)  the Accumulated Value; or

    (3)  the Performance Enhanced Death Benefit (PEDB) amount.

    If the Annuitant's age on the Contract Date was 76 or older, the death benefit equals the greater of (1) and (2) above.

    See "DESCRIPTION OF ANNUITY CERTIFICATE--Death Benefit Before the Retirement Date" for descriptions of the Performance Enhanced Death Benefit and partial withdrawal reductions.

CHARGES AND DEDUCTIONS

  Your Contract will be assessed the following charges and deductions:

  SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). We apply a charge if you make a partial withdrawal from or surrender your Contract during the first six Contract Years (see "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER").

CONTRACT                SURRENDER
YEAR                      CHARGE
1                            7%
2                            6
3                            5
4                            4
5                            3
6                            2
7 and after                  0

  In each Contract Year after the first Contract Year, you may withdraw a maximum of 10% of the Accumulated Value without incurring a surrender charge. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")

  We reserve the right to waive the surrender charge as provided in the Contract. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--WAIVER OF SURRENDER CHARGE.")

  ANNUAL ADMINISTRATIVE CHARGE. We deduct an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date (see "CHARGES AND DEDUCTIONS--Annual Administrative Charge"). (This charge is guaranteed not to exceed $45.) We currently waive this charge:

    -   with an initial premium payment of $50,000 or greater, or

    -   if the Accumulated Value is $50,000 or greater on your Contract
        Anniversary.

  We may terminate this waiver at any time.

  TRANSFER PROCESSING FEE. We may assess a $10 transfer processing fee for the 13th and each subsequent transfer in a Contract Year. The Company reserves the right to increase the transfer processing fee.

  MORTALITY AND EXPENSE RISK CHARGE. We apply a daily mortality and expense risk charge, calculated at an annual rate of 1.25% (approximately 0.86% for mortality risk and 0.39% for expense risk) (see "CHARGES AND
  DEDUCTIONS--Mortality and Expense Risk Charge").

  INCREMENTAL DEATH BENEFIT RIDER. We currently apply a charge for the Incremental Death Benefit Rider at an annual rate of 0.15% of Accumulated Value. We deduct the charge on each Contract Anniversary. (This charge is guaranteed not to exceed 0.30% of Accumulated Value.) See "CHARGES AND DEDUCTIONS -- Incremental Death Benefit Rider."

  INVESTMENT OPTION EXPENSES. The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. The table on page 7 titled "Annual Investment Option Expenses" lists these fees.

ANNUITY PROVISIONS

  On your Retirement Date, you may choose to have the Accumulated Value distributed to you as follows:

    -   under a payment option, or

    -   in a lump sum (see "PAYMENT OPTIONS").

FEDERAL TAX MATTERS

  The Contract's earnings are generally not taxed until you take a distribution. If you are under age 59 1/2 when you take a distribution, the earnings may also be subject to a penalty tax. Different tax consequences apply to distributions from Qualified Contracts. (See "FEDERAL TAX MATTERS.")

--------------------------------------------------------------------------------

THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS
--------------------------------------------------------------------------------

FARM BUREAU LIFE INSURANCE COMPANY

    The Company was incorporated on October 30, 1944 as a stock life insurance company in the State of Iowa and is principally engaged in the offering of life insurance policies and annuity contracts. One hundred percent of our outstanding voting shares are owned by FBL Financial Group, Inc., of which Iowa Farm Bureau Federation owned 57.08% of the outstanding voting stock at December 31, 2001. We are admitted to do business in 18 states: Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming. Our Home Office is at 5400 University Avenue, West Des Moines, Iowa 50266.
--------------------------------------------------------------------------------

IOWA FARM BUREAU FEDERATION

    Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are country Farm Bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.

--------------------------------------------------------------------------------

IMSA

    The Company is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, the Company may use the IMSA logo and language in advertisements.
--------------------------------------------------------------------------------

FARM BUREAU LIFE ANNUITY ACCOUNT

    On July 26, 1993, we established the Account pursuant to the laws of the State of Iowa. The Account:

        -   will receive and invest premiums paid to it under the Contract;

        - will receive and invest premiums for other variable annuity contracts we issue;

        - is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Account, us or the Funds.

    We own the Account's assets. However, we cannot charge the Account with liabilities arising out of any other business we may conduct. The Account's assets are available to cover the general liabilities of the Company only to the extent that the Account's assets exceed its liabilities. We may transfer assets which exceed these reserves and liabilities to our General Account. All obligations arising under the Contracts are general corporate obligations of the Company.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    There are currently 36 Subaccounts available under the Account, each of which invests exclusively in shares of a single corresponding Investment Option. Each of the Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    We have summarized below the investment objectives and policies of each Investment Option. There is no assurance that any Investment Option will achieve its stated objectives. You should also read the prospectus for each Investment Option, which must accompany or precede this Prospectus, for more detailed information, including a description of risks and expenses.

AMERICAN CENTURY. American Century Investment Management, Inc. is the investment adviser to the Funds.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
VP Ultra Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          large companies with earnings and revenue that are not
                                          only growing, but growing at a successively faster, or
                                          accelerating pace.
VP Vista Fund                          -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          medium-sized and smaller companies which will increase in
                                          value over time.

DREYFUS. The Dreyfus Corporation serves as the investment adviser to the Funds. Fayez Sarofim and Co. serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: Appreciation Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Appreciation Portfolio--Initial Share     consistent with the preservation of capital; current
Class                                     income is a secondary investment objective. The Portfolio
                                          invests primarily in the common stocks focusing on blue
                                          chip companies with total market values of more than
                                          $5 billion at the time of purchase.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment returns
Disciplined Stock Portfolio--Initial      (consists of capital appreciation and income) that are
Share Class                               greater than the total return of stocks, as represented
                                          by the Standard & Poor's 500 Composite Stock Price Index.
                                          The Portfolio invests at least 80% of its assets in
                                          stocks.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio--Initial      current income and growth of income, consistent with
Share Class                               reasonable investment risk by investing primarily in
                                          stocks, bonds and money market instruments of domestic
                                          and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks capital growth by investing at least
International Equity                      80% of its assets in stocks and pimarily in stocks of
Portfolio--Initial Share Class            foreign companies located in developed countries.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks maximum capital appreciation by
Small Cap Portfolio--Initial Share        investing at least 80% of its assets in small cap
Class                                     companies. Small Cap companies are defined as those with
                                          total market values of less than $2 billion at the time
                                          of purchase. The Portfolio will be particularly alert to
                                          companies considered by the adviser to be emerging
                                          smaller-sized companies which are believed to be
                                          characterized by new or innovative products, services or
                                          processes which should enhance prospects for growth in
                                          future earnings.
Dreyfus Socially Responsible Growth    -  This Fund seeks to provide capital growth; current income
Fund, Inc.--Service Share Class           is a secondary goal. This Fund invests at least 80% of
                                          its assets in the common stocks of companies that meet
                                          traditional investment standards and conduct their
                                          business in a manner that contributes to the enhancement
                                          of the quality of life in America.

EQUITRUST VARIABLE INSURANCE SERIES FUND. EquiTrust Investment Management Services, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income. The
                                          Portfolio pursues this objective by investing at least
                                          80% of its net assets in equity securities of
                                          well-capitalized, established companies.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with an investment in a diversified
                                          portfolio of high grade income-bearing debt securities.
                                          The Portfolio will pursue this objective by investing at
                                          least 80% of its net assets in debt securities rated AAA,
                                          AA or A by Standard & Poor's or Aaa, Aa or A by Moody's
                                          Investors Service, Inc. and in securities issued or
                                          guaranteed by the United States government or its
                                          agencies or instrumentalities.
Managed Portfolio                      -  This Portfolio seeks the highest level of total return
                                          through income and capital appreciation. The Portfolio
                                          pursues this objective through a fully managed investment
                                          policy consisting of investment in the following three
                                          market sectors: (i) common stocks and other equity
                                          securities; (ii) high grade debt securities and preferred
                                          stocks of the type in which the High Grade Bond Portfolio
                                          may invest; and (iii) money market instruments of the
                                          type in which the Money Market Portfolio may invest.
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. The Portfolio
                                          will pursue this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                                          GOVERNMENT AGENCY. THERE CAN BE NO ASSURANCE THAT THE
                                          PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET
                                          VALUE OF $1.00 PER SHARE. DURING EXTENDED PERIODS OF LOW
                                          INTEREST RATES, THE YIELD OF A MONEY MARKET SUBACCOUNT
                                          MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.
Strategic Yield Portfolio              -  This Portfolio seeks as a primary objective, as high a
                                          level of current income as is consistent with investment
                                          in a diversified portfolio of lower-rated,
                                          higher-yielding income-bearing securities. As a secondary
                                          objective, the Portfolio seeks capital appreciation when
                                          consistent with its primary objective. The Portfolio
                                          pursues these objectives by investing primarily in
                                          fixed-income securities rated Baa or lower by Moody's
                                          Investors Service, Inc. and/or BBB or lower by
                                          Standard & Poor's, or in unrated securities of comparable
                                          quality (i.e., junk bonds). AN INVESTMENT IN THIS
                                          PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL
                                          RISK. (See the Fund prospectus "HIGHER RISK SECURITIES
                                          AND INVESTMENT STRATEGIES--Lower-Rated Debt Securities.")
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation. The
                                          Portfolio pursues this objective by investing primarily
                                          in equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on capital and/or in equity securities that the
                                          investment adviser believes are undervalued by the
                                          marketplace. Such equity securities may include common
                                          stock, preferred stock and securities convertible or
                                          exchangeable into common stock.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Portfolios. Bankers Trust Company serves as investment sub-adviser to the Index 500 Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Fidelity VIP Contrafund Portfolio      -  This Portfolio seeks capital appreciation by investing in securities of companies whose value the adviser believes
                                          is not fully recognized by the public. The Portfolio
                                          normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities.
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation by investing
                                          primarily in common stocks. The Portfolio, however, is
                                          not restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.
Fidelity VIP Growth & Income           -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation by
                                          investing mainly in equity securities. The Portfolio
                                          expects to invest the majority of its assets in domestic
                                          and foreign equity securities, with a focus on those that
                                          pay current dividends and show potential earnings growth.
                                          However, the Portfolio may buy debt securities as well as
                                          equity securities that are not currently paying
                                          dividends, but offer prospects for capital appreciation
                                          or future income.
Fidelity VIP High Income Portfolio     -  This Portfolio seeks a high level of current income,
                                          while also considering growth of capital. The Portfolio
                                          normally invests primarily in income-producing debt
                                          securities, preferred stocks and convertible securities,
                                          with an emphasis on lower-quality debt securities.
Fidelity VIP Index 500 Portfolio       -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP Mid Cap Portfolio         -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in common stocks. The Portfolio
                                          normally invests at least 65% of its total assets in
                                          securities of companies with medium market
                                          capitalizations.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in foreign securities. The Portfolio
                                          defines foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. Normally, at least 80% of the Portfolio's total
                                          assets will be invested in foreign securities. The
                                          Portfolio may also invest in U.S. issuers.

FRANKLIN TEMPLETON. Franklin Advisers, Inc. serves as the investment adviser to the Franklin Small Cap and U.S. Government Funds; Franklin Advisory Services, LLC serves as the investment adviser to the Franklin Small Cap Value Securities Fund; Franklin Mutual Advisers, LLC serves as the investment adviser to the

Mutual Shares Securities Fund; and Templeton Global Advisors Limited serves as the investment adviser to the Templeton Growth Securities Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Franklin Small Cap Fund                -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund will invest at least 80% of
                                          its net assets in investments of small capitalization
                                          companies with market capitalization values not
                                          exceeding: (i) $1.5 billion; or (ii) the highest market
                                          capitalization value in the Russell 2000 Index; whichever
                                          is greater at the time of purchase.
Franklin Small Cap Value Securities    -  This Fund seeks long-term total return. Under normal
Fund                                      market conditions, the Fund will invest at least 80% of
                                          its net assets in investments of small capitalization
                                          companies with values not exceeding $2.5 billion at the
                                          time of purchase.
Franklin U.S. Government Fund          -  This Fund seeks income. Under normal market conditions, the Fund will invest at least 80% of interest assets in
                                          U.S. government securities, currently invests primarily
                                          in fixed and variable rate mortgage-backed securities, a
                                          substantial portion of which is in Government National
                                          Mortgage Association obligations.
Mutual Shares Securities Fund          -  This Fund primarily seeks capital appreciation; income is a secondary objective. Under normal market conditions,
                                          the Fund will invest at least 65% of its total assets in
                                          the equity securities of companies the adviser believes
                                          are undervalued, and to a much lesser extent, in
                                          companies that are restructuring or distressed.
Templeton Growth Securities Fund       -  This Fund seeks long-term capital growth. Under normal
                                          market conditions, the Fund will invest primarily in
                                          equity securities of companies located anywhere in the
                                          world, including those in the U.S. and emerging markets.
                                          While there are no set percentage targets, the Fund
                                          generally will invest in medium to large capitalization
                                          companies with market capitalization values greater than
                                          $2 billion.

J.P. MORGAN SERIES TRUST II. J.P. Morgan Investment Management Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
JPMorgan Mid-Cap Value Portfolio       -  This Portfolio seeks growth from capital appreciation by investing in a broad portfolio of common stocks of
                                          companies with market capitalizations of $1 billion to
                                          $20 billion at the time of purchase.
JPMorgan Small Company Portfolio       -  This Portfolio seeks to provide high total return by
                                          investing in stocks of small- and medium-sized U.S.
                                          companies typically represented by the Russell 2000
                                          Index.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
NASDAQ-100 Index Portfolio             -  This Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as
                                          represented by the NASDAQ-100 Index. The Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the NASDAQ-100 Index.
Russell 2000 Small Cap Index           -  This Portfolio seeks investment results that correspond
Portfolio                                 to the investment performance of U.S. common stocks, as
                                          represented by the Russell 2000 Index. The Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the Russell 2000 Index.
S&P MidCap 400 Index Portfolio         -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as
                                          represented by the S&P MidCap 400 Index. The Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the S&P MidCap 400 Index.

T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in dividend-paying common stocks of established
                                          companies considered by the adviser to have favorable
                                          prospects for both increasing dividends and capital
                                          appreciation.
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap stocks
                                          with the potential for above-average earnings growth. The
                                          investment adviser defines mid-cap companies as those
                                          whose market capitalization falls within the range of
                                          companies in either the Standard & Poor's Mid-Cap
                                          400 Index or the Russell Mid-Cap Growth Index.
New America Growth Portfolio           -  This Portfolio seeks to provide long-term growth of
                                          capital by investing primarily in the common stocks of
                                          companies operating in sectors the investment adviser
                                          believes will be the fastest growing in the U.S.
                                          Fast-growing companies can be found across an array of
                                          industries in today's "new America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income. The Portfolio pursues its objective by
                                          investing in a diversified portfolio typically consisting
                                          of approximately 60% stocks, 30% bonds and 10% money
                                          market securities.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International, Inc. is the investment adviser to the Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

    The Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. We currently do not foresee any disadvantages to Owners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action on our own, which may include withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive different amounts of compensation from an investment adviser, distributor and/or affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts, which may vary by adviser, distributor and/or Fund affiliate(s), are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s) and may be significant. EquiTrust Marketing Services, LLC, the principal underwriter of the Contracts, may receive 12b-1 fees deducted from certain portfolio assets attributable to the Contract for providing distribution and shareholder support services to some Investment Options.

    Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. We reserve the right to eliminate the shares of any Investment Option and to substitute any shares of another Investment Option. We also may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to your interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

    We also reserve the right to establish additional subaccounts of the Account, each of which would invest in a new Investment Option, or in shares of another investment company with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new subaccounts available to existing Owners on a basis we determine. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

    In the event of any such substitution, deletion or change, we may make appropriate changes in this and other contracts to reflect such substitution, deletion or change. If you allocated all or a portion of your premiums to any of the current Subaccounts that are being substituted for or deleted, you may surrender the portion of the Accumulated Value funded by such Subaccount without paying the associated surrender charge. You may also transfer the portion of the Accumulated Value affected without paying a transfer charge.

    If we deem it to be in the best interest of persons having voting rights under the Contracts, we may:

        - operate the Account as a management investment company under the 1940 Act,

        - deregister the Account under that Act in the event such registration is no longer required, or

        -   combine the Account with our other separate accounts.

    In addition, we may, when permitted by law, restrict or eliminate your voting rights under the Contract.

--------------------------------------------------------------------------------

DESCRIPTION OF ANNUITY CONTRACT
--------------------------------------------------------------------------------

ISSUANCE OF A CONTRACT

    You must complete an application in order to purchase a Contract, which can be obtained through a licensed representative of the Company, who is also a registered representative of EquiTrust Marketing Services, LLC ("EquiTrust Marketing"), a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker-dealer. Your Contract Date will be the date the properly completed application is received at our Home Office. See "DESCRIPTION OF ANNUITY CONTRACT--Allocation of Premiums" for our procedures upon receipt of an incomplete application. (If this date is the 29th, 30th or 31st of any month, the Contract Date will be the 28th of such month.) The Company sells Qualified Contracts for retirement plans that qualify for special federal tax treatment under the Code, and also sells Non-Qualified Contracts. IRAs and other retirement plans that qualify for special federal tax treatment already have the tax-deferral feature found in the Contract. We apply a maximum issue age of 90 for Annuitants.

    Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent registered representatives fail to forward applications, premium payments and transaction requests to our Home Office on a timely basis.
--------------------------------------------------------------------------------

PREMIUMS

    The minimum initial premium amount the Company will accept is $1,000. (We may waive the minimum initial premium amount for certain Qualified Contracts.) You may make mimimum subsequent premium payments of $50 or more at any time during the Annuitant's lifetime and before the Retirement Date. Premiums greater than $1,000,000 are subject to Company approval.

    You may elect to receive premium reminder notices based on annual, semi-annual or quarterly payments. You may change the amount of the premium and frequency of the notice at any time. Also, under the Automatic Payment Plan, you can elect a monthly payment schedule for premium payments to be automatically deducted from a bank account or other source. Your Contract will not necessarily lapse even if additional premiums are not paid. You should forward all premium payments to our Home Office.

    If mandated under applicable law, the Company may be required to reject a premium payment.

--------------------------------------------------------------------------------

FREE-LOOK PERIOD

    We provide for an initial "free-look" period during which time you have the right to return the Contract within 30 days after you receive it. If you return the Contract, it will become void and you will receive the greater of:

        -   premiums paid, or

        - the Accumulated Value on the date we receive the returned Contract at our Home Office, plus administrative charges and any other charges deducted from the Account.
--------------------------------------------------------------------------------

ALLOCATION OF PREMIUMS

    Upon receipt at our Home Office of your properly completed Contract application and initial premium payment, we will allocate the initial premium to the Money Market Subaccount. If your application is not properly completed, we reserve the right to retain your initial premium for up to five business days while we attempt to complete the application. At the end of this 5-day period, if the application is not complete, we will inform you of the reason for the delay and we will return the initial premium immediately, unless you specifically provide us your consent to retain the premium until the application is complete.

    You may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option; however, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

        - Notwithstanding your allocation instructions, we will allocate the initial premium to the Money Market Subaccount for 10 days from the Contract Date. We will also allocate any additional premiums received during this 10-day period to the Money Market Subaccount.

        - At the end of that period, we will allocate those monies among the Subaccounts and the Declared Interest Option according to the instructions in your application.

        - We will allocate subsequent premiums in the same manner at the end of the valuation period when we receive them at our Home Office, unless the allocation percentages are changed.

        - You may change your allocation instructions at any time by sending written notice to the Home Office. If you change your allocation percentages, we will allocate subsequent premium payments in accordance with the allocation instructions in effect. Changing your allocation instructions will not alter the allocation of your existing Accumulated Values among the Subaccounts or the Declared Interest Option.

        - You may, however, direct individual payments to a specific Subaccount, the Declared Interest Option, or any combination thereof, without changing the existing allocation instructions.

    Because the Accumulated Values in each Subaccount will vary with that Subaccount's investment performance, you bear the entire investment risk for amounts allocated to the Subaccount. You should periodically review your premium allocation schedule in light of market conditions and your overall financial objectives.
--------------------------------------------------------------------------------

VARIABLE ACCUMULATED VALUE

    The variable accumulated value of your Contract will reflect the investment performance of your selected Subaccounts, any premiums paid, surrenders or partial withdrawals, transfers and charges assessed. The Company does not guarantee a minimum variable accumulated value, and, because your Contract's variable accumulated value on any future date depends upon a number of variables, it cannot be predetermined.

    CALCULATION OF VARIABLE ACCUMULATED VALUE. Your Contract's variable accumulated value is determined at the end of each valuation period and is the aggregate of the values in each of the Subaccounts under your Contract. These values are determined by multiplying each Subaccount's unit value by the number of units allocated to that Subaccount.

    DETERMINATION OF NUMBER OF UNITS. The amounts allocated to your selected Subaccounts are converted into Subaccount units. The number of units credited to each Subacount in your Contract is calculated at the end of the valuation period by dividing the dollar amount allocated by the unit value for that Subaccount. At the end of the valuation period, we will increase the number of units in each Subaccount by:

        -   any premiums paid, and

        - any amounts transferred from another Subaccount or the Declared Interest Option.

    We will decrease the number of units in each Subaccount by:

        -   any amounts withdrawn,

        -   applicable charges assessed, and

        - any amounts transferred to another Subaccount or the Declared Interest Option.

    DETERMINATION OF UNIT VALUE. We have set the unit value for each Subaccount's first valuation period at $10. We calculate the unit value for a Subaccount for each subsequent valuation period by dividing (a) by
    (b) where:

          (a) is the net result of:

                  1. the value of the net assets in the Subaccount at the end of the preceding valuation period; plus

                  2. the investment income and capital gains, realized or unrealized, credited to the Subaccount during the current valuation period; minus

                  3. the capital losses, realized or unrealized, charged against the Subaccount during the current valuation period; minus

                  4. any amount charged for taxes or any amount set aside during the valuation period as a provision for taxes attributable to the operation or maintenance of the Subaccount; minus

                  5. the daily amount charged for mortality and expense risks for each day of the current valuation period.

          (b) is the number of units outstanding at the end of the preceding valuation period.
--------------------------------------------------------------------------------

TRANSFER PRIVILEGE

    You may transfer monies in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option on or before the Retirement Date. We will process all transfers based on the net asset value next determined after we receive your signed written request at the Home Office.

        - The minimum amount of each transfer is $100 or the entire amount in that Subaccount or Declared Interest Option, if less.

        - Transfers from the Declared Interest Option may be for no more than 25% of the Accumulated Value in that option.

        - If a transfer would reduce the Accumulated Value in the Declared Interest Option below $1,000, you may transfer the entire amount in that option.

        - The Company waives the transfer processing fee for the first twelve transfers during a Contract Year.

        - The Company may assess a transfer processing fee of $10 for the 13th and each subsequent transfer during a Contract Year. The Company reserves the right to increase the transfer processing fee.

        - We allow an unlimited number of transfers among or between the Subaccounts or the Declared Interest Option. (See "DECLARED INTEREST OPTION--Transfers from Declared Interest Option.")

    All transfer requests received in a valuation period will be considered to be one transfer, regardless of the Subaccounts or Declared Interest Option affected. We will deduct the transfer processing fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash.

    You may also transfer monies via telephone request if you selected this option on your initial application or have provided us with proper authorization. We reserve the right to suspend telephone transfer privileges at any time.

    We will employ reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.

    CAUTION: Telephone transfer privileges may not always be available. Telephone systems, whether yours, your service provider's or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make a written request to our Home Office.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWALS AND SURRENDERS

    PARTIAL WITHDRAWALS. You may withdraw part of the Accumulated Value upon written notice at any time before the Retirement Date.

        -   The minimum amount which you may partially withdraw is $500.

        - If your partial withdrawal reduces your Accumulated Value to less than $2,000, it may be treated as a full surrender of the Contract.

    We will process your partial withdrawal based on the net asset value next determined after we receive your written request at our Home Office. In each Contract Year after the first Contract Year, you may withdraw a maximum of 10% of the Accumulated Value without incurring a surrender charge. Any applicable surrender charge will be deducted from your Accumulated Value. (See "CHARGES AND DEDUCTIONS--Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE.")

    You may specify the amount of the partial withdrawal to be made from selected Subaccounts or the Declared Interest Option. If you do not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is insufficient to comply with your request, we will make the partial withdrawal from each Subaccount or the Declared Interest Option based on the proportion that these values bear to the total Accumulated Value on the date we receive your request at our Home Office.

    Should your partial withdrawal result in a full surrender of your Contract, we will contact you or your registered representative, prior to processing, to explain the consequences of the withdrawal and confirm your written request. If we are unable to contact you or you instruct us to process the partial withdrawal, we will pay the Net Accumulated Value within seven days of our receipt of your original written request at our Home Office.

    SURRENDER. You may surrender your Contract upon written notice on or before the Retirement Date. We will determine your Net Accumulated Value based on the net asset value next determined after we receive your written request and your Contract at our Home Office. You may choose to have the Net Accumulated Value distributed to you as follows:

        -   under a payment option, or

        -   in a lump sum.

    SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. Your right to make partial withdrawals and surrenders is subject to any restrictions imposed by applicable law or employee benefit plan. You may realize adverse federal income tax consequences, including a penalty tax, upon utilization of these features. See "FEDERAL TAX MATTERS--Taxation of Annuities" and "--Taxation of Qualified Contracts."
--------------------------------------------------------------------------------

TRANSFER AND WITHDRAWAL OPTIONS

    You may elect the following options on your initial application or at a later date by completing the applicable Request Form and returning it to our Home Office. The options selected will remain in effect until we receive a written termination request from you at our Home Office.

    AUTOMATIC REBALANCING. We offer an asset rebalancing program under which we will automatically transfer amounts annually to maintain a particular percentage allocation among the Subaccounts and the Declared Interest Option. The asset rebalancing program automatically reallocates the Accumulated Value in the Subaccounts and the Declared Interest Option at the end of each Contract Year to match your Contract's then-effective premium allocation instructions. The asset rebalancing program will transfer Accumulated Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value (or not increased as much). The asset rebalancing program does not guarantee gains, nor does it assure that any Subaccount will not have losses.

        - Under the asset rebalancing program, the maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - Rebalancing will occur on the fifth Business Day of the month following your Contract Anniversary.

        - This feature is free and is not considered in the twelve free transfers during a Contract Year.

        - This feature cannot be utilized in combination with the dollar cost averaging program.

    DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program. Dollar Cost Averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the Subaccounts or Declared Interest Option over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy. Implementation of the dollar cost averaging program does not guarantee profits, nor protect you against losses. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

    To participate in the dollar cost averaging program, you must place at least $1,200 in a single "source account." Each month, we will automatically transfer equal amounts from the source account to your designated "target accounts."

        -   The minimum amount of each transfer is $100.

        - Under the dollar cost averaging program, the maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate, or upon receipt of a written request at our Home Office.

        - This feature is considered in the twelve free transfers during a Contract Year. All transfers made on the same date count as one transfer.

        - This feature is free and cannot be utilized in combination with the automatic rebalancing or systematic withdrawal programs.

    SYSTEMATIC WITHDRAWALS. You may elect to receive automatic partial withdrawals.

        - You specify the amount of the partial withdrawals to be made from selected Subaccounts or the Declared Interest Option.

        - You specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option, and the frequency (monthly, quarterly, semi-annually or annually).

        -   The minimum amount which you may withdraw is $500.

        - The maximum amount which you may withdraw is that which would leave the remaining Accumulated Value equal to $2,000.

        - After the first Contract Year, you may annually withdraw a maximum of 10% of Accumulated Value without incurring a surrender charge. See "CHARGES AND DEDUCTIONS -- Surrender Charge (Contingent Deferred Sales Charge)--AMOUNTS NOT SUBJECT TO SURRENDER CHARGE."

        - Withdrawals in excess of 10% of Accumulated Value as of the most recent Contract Anniversary are subject to a surrender charge.

        - Distributions will take place on the same date each month as the Contract Date or on the next Business Day.

        - You may change the amount and frequency upon written request to our Home Office.

        - This feature cannot be utilized in combination with the dollar cost averaging program.

    We may terminate the Automatic Rebalancing, Dollar Cost Averaging and Systematic Withdrawal privileges at any time.
--------------------------------------------------------------------------------

DEATH BENEFIT BEFORE THE RETIREMENT DATE

    DEATH OF OWNER. If an Owner dies prior to the Retirement Date, any surviving Owner becomes the sole Owner. If the sole surviving Owner or the sole new Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner. If the deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern.

    The surviving Owners or new Owners are afforded the following options:

    If the surviving Owner or the new Owner is not the spouse of the deceased
    Owner:

        (a) the Beneficiary may elect to receive the Net Accumulated Value in a single sum within 5 years of the deceased Owner's death, or

        (b) the Beneficiary may elect to receive the Net Accumulated Value paid out under one of the annuity payment options, with payments beginning within one year after the date of the Owner's death and with payments being made over the lifetime of the Beneficiary, or over a period that does not exceed the life expectancy of the Beneficiary.

    Under either of these options, surviving Owners or new Owners may exercise all ownership rights and privileges from the date of the deceased Owner's death until the date that the Net Accumulated Value is paid.

    Other rules may apply to a Qualified Contract.

    DEATH OF AN ANNUITANT. If the Annuitant dies prior to the Retirement Date, we will pay the death benefit under the Contract to the Beneficiary. In the case of a single Beneficiary, the death benefit will be determined as of the date we receive Due Proof of Death. If the death benefit is payable to more than one Beneficiary, the amount of the death benefit will be determined for the first Beneficiary to submit instructions for the distribution of proceeds as of the date we receive Due Proof of Death. Proceeds payable to any other Beneficiary will remain unpaid until distribution instructions are received from the Beneficiary. Therefore, proceeds payable to Beneficiaries other than the first Beneficiary to submit instructions for the distribution of proceeds may be subject to fluctuations in market value. If there is no surviving Beneficiary, we will pay the death benefit to the Owner or the Owner's estate.

    If the Annuitant's age on the Contract Date was less than 76, we will determine the death benefit as of the date we receive Due Proof of Death and the death benefit will equal the greatest of:

        - the sum of the premiums paid, less the sum of all partial withdrawl reductions (defined below) (including applicable surrender charges);

        -   the Accumulated Value; or

        -   the Performance Enhanced Death Benefit (PEDB) amount.

    The PEDB amount is equal to zero on the Contract Date. The PEDB amount increases by the amount of each premium payment (including the initial premium), and decreases by the amount of any partial withdrawal reduction. We will calcuate the PEDB amount: (1) on each Contract Anniversary; (2) at the time you make any premium payment or partial withdrawal; and (3) on the Annuitant's date of death. The PEDB amount on each calculation date is equal to the greater of (a) the previous PEDB amount or (b) the Accumulated Value.

    We will continue to recalculate the PEDB amount on each Contract Anniversary until the Contract Anniversary immediately prior to the Annuitant's 91st birthday. All subsequent PEDB amounts will be recalculated for additional premium payments or partial withdrawals only.

    If the Annuitant's age on the Contract Date was 76 or older, the Death Benefit will be determined as of the date we receive Due Proof of Death and is equal to the greater of:

        - the sum of the premiums paid, less the sum of all partial withdrawal reductions (including applicable surrender charges), or

        -   the Accumulated Value.

    A partial withdrawal reduction is defined as (a) times (b) divided by (c) where:

          (a) is the death benefit immediately prior to withdrawal;

          (b) is the amount of the partial withdrawal (including applicable surrender charges); and

          (c) is the Accumulated Value immediately prior to withdrawal.

    We will pay the death benefit to the Beneficiary in a lump sum within 5 years of the Annuitant's death unless the Owner or Beneficiary elects a payment option. We do not pay a death benefit if the Annuitant dies after the Retirement Date.

    If the Annuitant who is also an Owner dies, the provisions described immediately above apply except that the Beneficiary may only apply the death benefit payment to an annuity payment option if:

        - payments under the option begin within 1 year of the Annuitant's death, and

        - payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

    If the Owner's spouse is the designated Beneficiary, the Contract may be continued with such surviving spouse as the new Owner.

    Other rules may apply to a Qualified Contract.

    INCREMENTAL DEATH BENEFIT RIDER. The Incremental Death Benefit Rider provides a death benefit that is in addition to the death benefit payable under your Contract. (This rider may not be available in all states. A registered representative can provide information on the availability of this rider.) We currently deduct 0.15% of your Contract's Accumulated Value on each Contract Anniversary for this rider (see "CHARGES AND DEDUCTIONS -- Incremental Death Benefit Rider"). This rider may not be available under certain Qualified Contracts.

    If the Annuitant's age on the Contract Date is less than 76, the Incremental Death Benefit Rider, on the date we receive Due Proof of Death, will be equal to 40% of a) minus b), where:

          (a) is the Accumulated Value; and

          (b) is the sum of all premium payments less the sum of all partial withdrawal reductions (described above).

    The Incremental Death Benefit cannot exceed 50% of (b) and will never be less than zero.

    This rider does not guarantee that any amounts under the rider will become payable at death. Market declines that result in the Accumulated Value being less than the premium payments received minus any partial withdrawal reductions will result in no Incremental Death Benefit being paid.

    The following example demonstrates how the Incremental Death Benefit works. It is based on HYPOTHETICAL values and is not reflective of past or future performance of the Investment Options in the Contract.

                        TOTAL
                       PREMIUMS   ACCUMULATED                               INCREMENTAL
DATE                     PAID        VALUE        GAIN     DEATH BENEFIT   DEATH BENEFIT
5/1/2002               $100,000    $100,000     $      0      $100,000        $     0
5/1/2022               $100,000    $450,000     $350,000      $450,000        $50,000

    If we receive Due Proof of Death on May 1, 2022, and there were no partial withdrawals made prior to the Annuitant's death, the Incremental Death Benefit will equal $50,000. This amount is determined by multiplying the gain in the Contract ($350,000) by 40%, which is $140,000; however, because the Incremental Death Benefit cannot exceed 50% of the total premiums paid ($100,000), the Incremental Death Benefit in this example is $50,000.
--------------------------------------------------------------------------------

PROCEEDS ON THE RETIREMENT DATE

    You select the Retirement Date. For Non-Qualified Contracts, the Retirement Date may not be after the later of the Annuitant's age 80 or 10 years after the Contract Date. For Qualified Contracts, the Retirement Date must be no later than the Annuitant's age 70 1/2 or such other date as meets the requirements of the Code.

    On the Retirement Date, we will apply the proceeds under a life income fixed annuity payment option with ten years guaranteed, unless you choose to have the proceeds paid under another option or in a lump sum. (See "PAYMENT OPTIONS.") If a payment option is elected, we will apply the Accumulated Value less any applicable surrender charge. If a lump sum payment is chosen, we will pay the Net Accumulated Value on the Retirement Date.

    If the Annuitant dies before 120 payments have been received, we will make any remaining payments to the Beneficiary. There is no death benefit payable if the Annuitant dies after the Retirement Date.

    You may change the Retirement Date at any time before distribution payments begin, subject to these limitations:

        - we must receive a written notice at the Home Office at least 30 days before the current Retirement Date;

        - the requested Retirement Date must be a date that is at least 30 days after receipt of the written notice; and

        - the requested Retirement Date must be no later than the Annuitant's 99th birthday or any earlier date required by law.
--------------------------------------------------------------------------------

PAYMENTS

    We will usually pay any surrender, partial withdrawal or death benefit within seven days of receipt of a written request at our Home Office. We also require any information or documentation necessary to process the request, and in the case of a death benefit, we must receive Due Proof of Death. We may postpone payments if:

        - the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

        - the SEC permits by an order the postponement for the protection of Owners; or

        - the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

    If you have submitted a recent check or draft, we have the right to delay payment until we are assured that the check or draft has been honored.

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months. If payment has not been made within 30 days after receipt of all required documentation, or such shorter period as necessitated by a particular jurisdiction, we will add interest at the rate of 3% (or a higher rate if required by a particular state) to the amount paid from the date all documentation was received.

    If mandated under applicable law, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, partial withdrawals, surrenders or death benefits until instructions are received from the appropriate regulator.
--------------------------------------------------------------------------------

MODIFICATION

    You may modify your Contract only if one of our officers agrees in writing to such modification.

    Upon notification to you, we may modify your Contract if:

        - necessary to make your Contract or the Account comply with any law or regulation issued by a governmental agency to which the Company is subject;

        - necessary to assure continued qualification of your Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts;

        -   necessary to reflect a change in the operation of the Account; or

        - the modification provides additional Subaccount and/or fixed accumulation options.

    We will make the appropriate endorsement to your Contract in the event of most such modifications.

--------------------------------------------------------------------------------

REPORTS TO OWNERS

    We will mail to you, at least annually, a report containing the Accumulated Value of your Contract (reflecting each Subaccount and the Declared Interest Option), premiums paid, withdrawals taken and charges deducted since your last report, and any other information required by any applicable law or regulation.
--------------------------------------------------------------------------------

INQUIRIES

    You may contact the Company in writing at our Home Office if you have any questions regarding your Contract.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate some or all of your premium payments, and transfer some or all of your Accumulated Value, to the Declared Interest Option, which is part of the General Account and pays interest at declared rates guaranteed for each Contract Year (subject to a minimum guaranteed interest rate of 3%).

    The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the Company's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Company's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts, which are included in this Prospectus, are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The portion of your Accumulated Value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, we assume the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.
--------------------------------------------------------------------------------

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

    The Declared Interest Option accumulated value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. While we intend to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee, we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates, and any interest credited on your amounts in the Declared Interest Option in excess of the minimum guaranteed rate will be determined in the sole discretion of the Company. You, therefore, assume the risk that interest credited may not exceed the guaranteed rate. We may vary the interest rate we credit on the amount of your Declared Interest Option accumulated value.

    Occasionally, we establish new current interest rates for the Declared Interest Option. The rate applicable to your Contract is the rate in effect on your most recent Contract Anniversary. This rate will remain unchanged until your next Contract Anniversary (i.e., for your entire Contract Year). During each Contract Year, your entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during the year) is credited with the interest rate in effect for that period and becomes part of your Declared Interest Option accumulated value.

    We reserve the right to change the method of crediting interest, provided that such changes do not have the effect of reducing the guaranteed interest rate below 3% per annum, or shorten the period for which the current interest rate applies to less than a Contract Year.

    CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value is equal to:

        - amounts allocated and transferred to the Declared Interest Option, plus

        -   interest credited, less

        -   amounts deducted, transferred or withdrawn.
--------------------------------------------------------------------------------

TRANSFERS FROM DECLARED INTEREST OPTION

    You may make an unlimited number of transfers from the Declared Interest Option to any or all of the Subaccounts in each Contract Year. The amount you transfer at one time may not exceed 25% of the Declared Interest Option accumulated value on the date of transfer. However, if the balance after the transfer would be less than $1,000, you may transfer the entire amount. We process transfers from the Declared Interest Option on a last-in-first-out basis.
--------------------------------------------------------------------------------

PAYMENT DEFERRAL

    We have the right to defer payment of any surrender, partial withdrawal or transfer from the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. We apply a charge if you make a partial withdrawal from or surrender your Contract during the first six Contract Years.

CONTRACT YEAR IN WHICH   CHARGE AS PERCENTAGE OF
   SURRENDER OCCURS         AMOUNT SURRENDERED
1                                    7%
2                                    6
3                                    5
4                                    4
5                                    3
6                                    2
7 and after                          0

    If surrender charges are not sufficient to cover sales expenses, the loss will be borne by the Company; conversely, if the amount of such charges proves more than enough, the Company will retain the excess. In no event will the total surrender charges assessed under a Contract exceed 9% of the total premiums paid under that Contract.

    If the Contract is being surrendered, the surrender charge is deducted from the Accumulated Value in determining the Net Accumulated Value. For a partial withdrawal, the surrender charge may, at the election of the Owner, be deducted from the Accumulated Value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.

    AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. In each Contract Year after the first Contract Year, you may withdraw a maximum of 10% of the Accumulated Value without incurring a surrender charge (the "10% withdrawal privilege"). Under the 10% withdrawal privilege, you may receive up to 10% of the Accumulated Value through a single or multiple withdrawals in a Contract Year. For purposes of determining the amount available during a Contract Year, we calculate the percentage of the Accumulated Value each withdrawal represents on the date the request is processed. You may not carry over any unused portion of the 10% withdrawal privilege to any subsequent Contract Year.

    SURRENDER CHARGE AT THE RETIREMENT DATE. We may assess a surrender charge against your Accumulated Value at the Retirement Date. We do not apply a surrender charge if you elect to receive fixed annuity payment option C or a variable annuity payment option. If you elect fixed annuity payments under payment options B or D, we add the fixed number of years for which payments will be made under the payment option to the number of Contract Years since the Contract Date to determine the Contract Year in which the surrender occurs for purposes of determining the charge that would apply based on the Table of Surrender Charges.

    WAIVER OF SURRENDER CHARGE. You may make a partial withdrawal or surrender under the Contract without incurring a surrender charge after the first Contract Year if the Annuitant is terminally ill (as defined in your Contract), stays in a qualified nursing center for 90 days, or is totally disabled. Surrender charges will be waived if you are required to satisfy minimum distribution requirements in accordance with the Code. We must receive written notification, before the Retirement Date, at our Home Office in order to activate this waiver.
--------------------------------------------------------------------------------

COMMUTATION FEE

    We will deduct a commutation fee (surrender charge) from any full surrender requested during the first six years of a variable payment option. The fee is a percentage of the original proceeds allocated to the variable payment option and is equal to:

YEAR OF VARIABLE PAYMENT
OPTION IN WHICH            CHARGE AS PERCENTAGE OF
SURRENDER OCCURS              ORIGINAL PROCEEDS
1                                     7%
2                                     6
3                                     5
4                                     4
5                                     3
6                                     2
7 and after                           0

--------------------------------------------------------------------------------

ANNUAL ADMINISTRATIVE CHARGE

    We currently apply an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date. (This charge is guaranteed not to exceed $45.) We deduct this charge from your Accumulated Value and use it to reimburse us for administrative expenses relating to your Contract. We will make the withdrawal from each Subaccount and the

    Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. We do not assess this charge during the annuity payment period.

    We currently waive the annual administrative charge:

        -   with an initial premium payment of $50,000 or greater, or

        - if the Accumulated Value is $50,000 or greater on your Contract Anniversary.

    We may terminate this waiver at any time.
--------------------------------------------------------------------------------

TRANSFER PROCESSING FEE

    We waive the transfer processing fee for the first twelve transfers during a Contract Year, but may assess a charge of $10 for the thirteenth and each subsequent transfer in a Contract Year. We will deduct this fee on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made unless it is paid in cash. We may realize a profit from this fee. The Company reserves the right to increase the transfer processing fee.
--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE

    We apply a daily mortality and expense risk charge at an annual rate of 1.25% (daily rate of 0.0034035%) (approximately 0.86% for mortality risk and 0.39% for expense risk). This charge is used to compensate the Company for assuming mortality and expense risks.

    The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Through these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk also includes a guarantee to pay a death benefit if the Owner/Annuitant dies before the Retirement Date. The expense risk we assume is that the annual administrative and transfer processing fees may be insufficient to cover actual future expenses.

    We may realize a profit from this charge and we may use such profit for any lawful purpose including paying distribution expenses.
--------------------------------------------------------------------------------

INCREMENTAL DEATH BENEFIT RIDER

    We currently apply a charge for the Incremental Death Benefit Rider at an annual rate of 0.15% of Accumulated Value. We deduct the charge on each Contract Anniversary. (This charge is guaranteed not to exceed 0.30% of Accumulated Value.) We deduct this charge from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value.
--------------------------------------------------------------------------------

INVESTMENT OPTION EXPENSES

    The assets of the Account will reflect the investment advisory fee and other operating expenses incurred by each Investment Option. (See the Expense Tables in this Prospectus and the accompanying Investment Option prospectuses.)
--------------------------------------------------------------------------------

PREMIUM TAXES

    Currently, we do not charge for premium taxes levied by various states and other governmental entities on annuity contracts issued by insurance companies. These taxes range up to 3.5% and are subject to change. We reserve the right, however, to deduct such taxes from Accumulated Value.

--------------------------------------------------------------------------------

OTHER TAXES

    Currently, we do not charge for any federal, state or local taxes incurred by the Company which may be attributable to the Account or the Contracts. We reserve the right, however, to make such a charge in the future.

--------------------------------------------------------------------------------

PAYMENT OPTIONS
--------------------------------------------------------------------------------

    The accumulation phase of your Contract ends on the Retirement Date you select (see "DESCRIPTION OF ANNUITY CONTRACT--Proceeds on the Retirement Date"). At that time, your proceeds will be applied under a payment option, unless you elect to receive this amount in a single sum. Should you not elect a payment option on the Retirement Date, proceeds will be paid as a life income fixed annuity with payments guaranteed for ten years. The proceeds are the amount we apply to a payment option. The amount of proceeds will equal either: (1) the Net Accumulated Value if you are surrendering the Contract; (2) the death benefit if the Annuitant dies; or (3) the amount of any partial withdrawal you apply to a payment option. Although tax consequences may vary depending on the payment option elected, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. Once the investment in the Contract has been fully received, however, the full amount of each annuity payment is subject to tax as ordinary income.

    Prior to the Retirement Date, you may elect to have your proceeds applied under a payment option, or a Beneficiary can have the death benefit applied under a payment option. In either case, the Contract must be surrendered for a lump sum payment to be made, or for a payment option agreement to be issued for the payment option. The payment option agreement will show the rights and benefits of the payee(s) under the settlement option selected.

    You can choose whether to apply any portion of your proceeds to provide either fixed annuity payments, variable annuity payments, or a combination of both. If you elect to receive variable annuity payments, then you also must select the Subaccounts and/or Fixed Interest Option to which we will apply your proceeds.

    The annuity payment date is the date you select as of which we compute annuity payments. If you elect to receive variable annuity payments, the annuity payment date may not be the 29th, 30th or 31st day of any month. We compute the first annuity payment as of the initial annuity payment date you select. All subsequent annuity payments are computed as of annuity payment dates. These dates will be the same day of the month as the initial annuity payment date, or the first Business Day thereafter if the same day of a subsequent month as the initial annuity payment date is not a Business Day.

    Monthly annuity payments will be computed as of the same day each month as the initial annuity payment date. Quarterly annuity payments will be computed as of the same day in the 3rd, 6th, 9th, and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Semi-annual annuity payment dates will be computed as of the same day in the 6th and 12th month following the initial annuity payment date and on the same days of such months in each successive year. Annual annuity payments will be computed as of the same day in each year as the initial annuity payment date. If you do not select a payment frequency, we will make monthly payments.

--------------------------------------------------------------------------------

DESCRIPTION OF PAYMENT OPTIONS

    Fixed Payment Options:

    OPTION A--PROCEEDS LEFT AT INTEREST. The proceeds are left with the Company to earn a set interest rate. The payee may elect to have the interest paid monthly, quarterly, semi-annually or annually. Under this option, the payee may withdraw part or all of the proceeds at any time.

    OPTION B--PAYMENT FOR A DESIGNATED NUMBER OF YEARS. The proceeds are paid in equal installments for a fixed number of years.

    OPTION C--PAYMENT OF LIFE INCOME. The proceeds are paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a specified number of years.

    OPTION D--PAYMENT OF A DESIGNATED AMOUNT. The proceeds are paid in equal installments (at intervals elected by the payee) for a specific amount and will continue until all the proceeds plus interest are exhausted.

    Variable Payment Options:

    OPTION I--PAYMENT OF LIFE INCOME. The proceeds are paid in varying amounts (at monthly, quarterly, semi-annual or annual intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a specified number of years.

    OPTION II--PAYMENT OF JOINT AND SURVIVOR LIFE INCOME. The proceeds are paid in varying installments while one or both payees live.

    Alternate Payment Options:

    The Company may make available alternative payment options.
--------------------------------------------------------------------------------

ELECTION OF PAYMENT OPTIONS AND ANNUITY PAYMENTS

    While the Annuitant is living, you may elect, revoke or change a payment option at any time before the Retirement Date. Upon an Annuitant's death, if a payment option is not in effect or if payment will be made in one lump sum under an existing option, the Beneficiary may elect one of the options.

    We will initiate an election, revocation or change of a payment option upon receipt of your written request at the Home Office.

    We have provided a brief description of the available payment options above. The term "effective date" means the date as of which the proceeds are applied to a payment option. The term "payee" means a person who is entitled to receive payment under a payment option.

    FIXED ANNUITY PAYMENTS. Fixed annuity payments are periodic payments we make to the designated payee. The dollar amount of each payment does not change. We calculate the amount of each fixed annuity payment based on:

        -   the form and duration of the payment option chosen;

        -   the payee's age and sex;

        - the amount of proceeds applied to purchase the fixed annuity payments, and

        -   the applicable annuity purchase rates.

    We use a minimum annual interest rate of 3% to compute fixed annuity payments. We may, in our sole discretion, make fixed annuity payments based on a higher annual interest rate.

    We reserve the right to refuse the election of a payment option, and to make a lump sum payment to the payee if:

        (1)  the total proceeds would be less than $2,000;

        (2)  the amount of each payment would be less than $20; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation, or association.

    Under Option A, the proceeds earn a set interest rate and the payee may elect to receive some or all of the interest in equal periodic payments. Under Option D, proceeds are paid in amounts and at intervals specified by the payee. For each other payment option, we determine the dollar amount of the first fixed annuity payment by multiplying the dollar amount of proceeds being applied to purchase fixed annuity payments by the annuity purchase rate for the selected payment option. Subsequent fixed annuity payments are of the same dollar amount unless we make payments based on an interest rate different from the interest rate we use to compute the first payment.

    VARIABLE ANNUITY PAYMENTS. Variable annuity payments are periodic payments we make to the designated payee, the amount of which varies from one annuity payment date to the next as a function of the investment performance of the Subaccounts selected to support such payments. The payee may elect to receive variable annuity payments only under Options I and II. We determine the dollar amount of the first variable annuity payment by multiplying the dollar amount of proceeds being applied to purchase variable annuity payments on the effective date by the annuity purchase rate for the selected payment option. Therefore, the dollar amount of the first variable annuity payment will depend on:

        -   the dollar amount of proceeds being applied to a payment option;

        -   the payment option selected;

        -   the age and sex of the Annuitant; and

        - the assumed interest rate used in the variable payment option tables (5% per year).

    We calculate the dollar amount of the initial variable annuity payment attributable to each Subaccount by multiplying the dollar amount of proceeds to be allocated to that Subaccount on the effective date by the annuity purchase rate for the selected payment option. The dollar value of the total initial variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    An "annuity unit" is a measuring unit we use to monitor the value of the variable annuity payments. We determine the number of annuity units attributable to a Subaccount by dividing the initial variable annuity payment attributable to that Subaccount by the annuity unit value (described below) for that Subaccount for the Valuation Period ending on the effective date or during which the effective date falls if no Valuation Period ends on such date. The number of annuity units attributable to each Subaccount remains constant unless there is a transfer of annuity units (see "TRANSFER OF ANNUITY UNITS" below).

    We calculate the dollar amount of each subsequent variable annuity payment attributable to each Subaccount by multiplying the number of annuity units of that Subaccount by the annuity unit value for that Subaccount for the Valuation Period ending as of the annuity payment date. The dollar value of each subsequent variable annuity payment is equal to the sum of the payments attributable to each Subaccount.

    The annuity unit value of each Subaccount for its first Valuation Period was set at $1.00. The annuity unit value for each subsequent Valuation Period is equal to (a) multiplied by (b) multiplied by (c) where:

           (a) is the annuity unit value for the immediately preceding Valuation Period;

           (b) is the net investment factor for that Valuation Period (described below); and

           (c) is the daily assumed interest factor for each day in that Valuation Period. The assumed interest rate we use for variable annuity payment options is 5% per year. The daily assumed interest factor derived from an assumed interest rate of 5% per year is 0.9998663.

    We calculate the net investment factor for each Subaccount for each Valuation Period by dividing (x) by (y) and subtracting (z) from the result where:

        (x) is the net result of:

           1. the value of the net assets in the Subaccount as of the end of the current Valuation Period; PLUS

           2. the amount of investment income and capital gains, realized or unrealized, credited to the net assets of the Subaccount during the current Valuation Period; MINUS

           3. the amount of capital losses, realized or unrealized, charged against the net assets of the Subaccount during the current Valuation Period; PLUS or MINUS

           4. any amount charged against or credited to the Subaccount for taxes, or any amount set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Subaccount.

        (y) is the net asset value of the Subaccount for the immediately preceding Valuation Period

        (z) is the daily amount charged for mortality and expense risks for each day of the current Valuation Period.

    If the annualized net investment return of a Subaccount for an annuity payment period is equal to the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will equal the payment for the prior period. If the annualized net investment return of a Subaccount for an annuity payment period exceeds the assumed interest rate, then the variable annuity payment attributable to that Subaccount for that period will be greater than the payment for the prior period. To the extent that such annualized net investment return is less than the assumed interest rate, the payment for that period will be less than the payment for the prior period.

    For variable annuity payments, we reserve the right to:

           (1) refuse the election of a payment option if total proceeds are less than $5,000;

           (2) refuse to make payments of less than $50 each; or

           (3) make payments at less frequent intervals if payments will be less than $50 each.

    TRANSFER OF ANNUITY UNITS. By making a written or telephone request to us at any time after the effective date, the payee may transfer the dollar value of a designated number of annuity units of a particular Subaccount for an equivalent dollar amount of annuity units of another Subaccount. The transfer request will take effect as of the end of the Valuation Period when we receive the request. On the date of the transfer, the dollar amount of a variable annuity payment generated from the annuity units of either Subaccount would be the same. The payee may transfer the dollar amount of annuity units of one Subaccount for annuity units of another Subaccount an unlimited number of times. We only permit such transfers between the Subaccounts.

    SURRENDERS. By written request, a payee may make a full surrender of the payments remaining in a payment option and receive the surrender value. We do not allow any partial withdrawals of the dollar amounts allocated to a payment option. The surrender value is equal to:

           (a) the commuted value of remaining payments in a payment option;
       MINUS

           (b) a commutation fee that varies by year since the effective date.

    The commuted value is the present value of the remaining stream of payments in a payment option, computed using the assumed interest rate and the annuity unit value(s) calculated as of the date we receive your surrender request. We assume that each payment under a variable payment option would be equal to the sum of the number of annuity units in each Subaccount multiplied by the applicable annuity unit value for each Subaccount as of the end of the Valuation Period on the payment date selected.

    We will deduct a commutation fee (surrender charge) from any full surrender requested during the first six years of a variable payment option. See "CHARGES AND DEDUCTIONS--Commutation Fee." We do not assess a surrender charge against the proceeds applied to a variable payment option on the Retirement Date, and we will calculate any commutation fee based on the Contract Date. See "FEDERAL TAX MATTERS" for a discussion on the tax consequences of surrenders.

    Please refer to APPENDIX A for more information on variable annuity payments.

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YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    We may advertise, or include in sales literature, yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may also advertise, or include in sales literature, performance relative to certain performance rankings and indices compiled by independent rating organizations. You may refer to the Statement of Additional Information for more detailed information relating to performance.

    The effective yield and total return calculated for each Subaccount is based on the investment performance of the corresponding Investment Option, which includes the Investment Option's total operating expenses. (See the accompanying Investment Option prospectuses.)

    The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. This yield is calculated by assuming that the income generated during that 30-day or one-month period is generated each period over 12-months and is shown as a percentage of the investment.

    The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. This yield is calculated by assuming that the income generated for that seven-day period is generated each period for 52-weeks and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    The total return of a Subaccount refers to return quotations of an investment in a Subaccount for various periods of time. Total return figures are provided for each Subaccount for one, five and ten year periods, respectively. For periods prior to the date the Account commenced operations, performance information is calculated based on the performance of the Investment Options and the assumption that the Subaccounts were in existence for those same periods, with the level of Contract charges which were in effect at inception of the Subaccounts.

    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if you terminated your Contract at the end of each period indicated, but excluding any deductions for premium taxes).

    In addition to standardized average annual total return, non-standardized total return information may be used in advertisements or sales literature. Non-standardized return information will be computed on the same basis as described above, but does not include a surrender charge. In addition, the Company may disclose cumulative total return for Contracts funded by Subaccounts.

    Each Investment Option's yield, and standardized and non-standardized average annual total returns may also be disclosed, which may include investment periods prior to the date the Account commenced operations. Non-standardized performance data will only be disclosed if standardized performance data is also disclosed. Please refer to the Statement of Additional Information for additional information regarding the calculation of other performance data.

    In advertising and sales literature, Subaccount performance may be compared to the performance of other issuers of variable annuity contracts which invest in mutual fund portfolios with similar investment objectives. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers according to investment objectives on an industry-wide basis.

    The rankings provided by Lipper include variable life insurance issuers as well as variable annuity issuers, whereas the rankings provided by VARDS compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deductions for operating expenses. Other independent ranking services and indices may also be used as a source of performance comparison.

    We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

    This discussion is based on the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of these current tax laws and interpretations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

    A Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). A Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(a), 403(b), 408 or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The effect of federal income taxes on amounts held under a Contract or annuity payments, and on the economic benefit to the Owner, the Annuitant or the Beneficiary depends on the type of retirement plan, the tax and employment status of the individual concerned, and the Company's tax status. In addition, an individual must satisfy certain requirements in connection with:

        - purchasing a Qualified Contract with proceeds from a tax-qualified plan, and

        -   receiving distributions from a Qualified Contract

    in order to continue to receive favorable tax treatment.

    Therefore, purchasers of Qualified Contracts are encouraged to seek competent legal and tax advice regarding the suitability and tax considerations specific to their situation. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
--------------------------------------------------------------------------------

TAX STATUS OF THE CONTRACT

    The Company believes that the Contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in Accumulated Value will not be taxable until monies are received from the Contract, either in the form of annuity payments or in some other form. The following Code requirement must be met in order to be subject to annuity contract treatment for tax purposes:

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments must be "adequately diversified" in accordance with Treasury regulations in order for Non-Qualified Contracts to qualify as annuity contracts for federal tax purposes. The Account, through each Investment Option, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in each Subaccount may be invested. Although the investment adviser of EquiTrust Variable Insurance Series Fund is an affiliate of the Company, we do not have control over the Fund or its investments. Nonetheless, the Company believes that each Investment Option in which the Account owns shares will meet the diversification requirements.

    OWNER CONTROL. In certain circumstances, Owners of variable annuity Contracts may be considered the Owners, for federal income tax purposes, of the assets of the separate account used to support their Contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Contract owner's gross income. The IRS has stated in published rulings that a variable annuity Contract Owner will be considered the Owner of separate account assets if the Contract Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the Owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Contract Owners were not Owners of separate account assets. For example, the Contract Owner has additional flexibility in allocating premium payments and Accumulated Values. These differences could result in a Contract Owner being treated as the Owner of a pro-rata portion of the assets of the Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the Owner of the assets of the Account.

    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity Contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that:

        - if any Owner dies on or after the Retirement Date but before the interest in the Contract has been fully distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and

        - if any Owner dies prior to the Retirement Date, the interest in the Contract will be distributed within five years after the date of the Owner's death.

    These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Owner's death. An Owner's designated Beneficiary is the person to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the designated Beneficiary is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner.

    Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.
--------------------------------------------------------------------------------

TAXATION OF ANNUITIES

THE FOLLOWING DISCUSSION ASSUMES THAT THE CONTRACTS WILL QUALIFY AS ANNUITY CONTRACTS FOR FEDERAL INCOME TAX PURPOSES.

    IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs through a partial withdrawal, surrender or annuity payment. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulated Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

    NON-NATURAL OWNER. A non-natural Owner of an annuity Contract generally must include any excess of cash value over the "investment in the contract" as income during the taxable year. However, there are some exceptions to this rule. Certain Contracts will generally be treated as held by a natural person if:

        - the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person (but not in the case of certain non-qualified deferred compensation arrangements);

        - the Contract is acquired by an estate of a decedent by reason of the death of the decedent;

        -   the Contract is issued in connection with certain Qualified Plans;

        - the Contract is purchased by an employer upon the termination of certain Qualified Plans;

        - the Contract is used in connection with a structured settlement agreement; or

        - the Contract is purchased with a single payment within a year of the annuity starting date and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    A prospective Owner that is not a natural person should discuss these exceptions with their tax adviser.

    THE FOLLOWING DISCUSSION GENERALLY APPLIES TO CONTRACTS OWNED BY NATURAL PERSONS.

    PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS. Under Section 72(e) of the Code, if a partial withdrawal is taken from a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the investment in the Contract can be zero. Special tax rules may be available for certain distributions from Qualified Contracts, and special rules apply to distributions from Roth IRAs.

    Under Section 72(e) of the Code, if a partial withdrawal is taken from a Non-Qualified Contract (including a withdrawal under the systematic withdrawal option), amounts received are generally first treated as taxable income to the extent that the Accumulated Value immediately before the partial withdrawal exceeds the investment in the Contract at that time. Any additional amount withdrawn is not taxable.

    In the case of a surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the investment in the Contract.

    Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity Contract for another and the Contract received is treated as a new Contract for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to
    Section 1035 transactions and prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

    ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of the death of the Owner. Generally, such amounts are includible in the income of the recipient as follows:

        - if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or

        - if distributed under a payment option, they are taxed in the same way as annuity payments.

    For these purposes, the investment in the Contract remains the amount of any purchase payments which were not excluded from gross income.

    PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Non-Qualified Contract, a 10% federal tax penalty may be imposed. However, generally, there is no penalty applied on distributions:

        -   made on or after the taxpayer reaches age 59 1/2;

        - made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

        -   attributable to the taxpayer becoming disabled;

        - as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary;

        - made under certain annuities issued in connection with structured settlement agreements;

        - made under an annuity Contract that is purchased with a single premium when the Retirement Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period; and

        - any payment allocable to an investment (including earnings thereon) made before August 14, 1982 in a contract issued before that date.

    Other tax penalties may apply to certain distributions under a Qualified Contract. Contract owners should consult their tax adviser.

    ACCOUNT CHARGES. It is possible that the Internal Revenue Service may take a position that any charges or deemed charges for certain optional benefits should be treated as taxable distributions to you. In particular, the Internal Revenue Service could take the position that any deemed charges associated with the Incremental Death Benefit Rider constitute a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to your reaching age 59 1/2. Although we do not believe that these amounts, if any, should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the Contract.
--------------------------------------------------------------------------------

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

    Certain tax consequences may result upon:

        -   a transfer of ownership of a Contract,

        - the designation of an Annuitant, payee or other Beneficiary who is not also the Owner,

        -   the selection of certain Retirement Dates, or

        -   the exchange of a Contract.

    An Owner contemplating any of these actions should consult their tax adviser.
--------------------------------------------------------------------------------

WITHHOLDING

    Generally, distributions from a Contract are subject to withholding of federal income tax at a rate which varies according to the type of distribution and the Owner's tax status. The Owner generally can elect not to have withholding apply.

    Eligible rollover distributions from section 401(a) plans, section 403(a) annuities and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An "eligible rollover distribution" is a distribution from such a plan, except certain distributions such as distributions required by the Code, certain distributions of after-tax contributions, hardship distributions or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan, section 403(b) tax-sheltered annuity, governmental section 457 plan or IRA.
--------------------------------------------------------------------------------

MULTIPLE CONTRACTS

    All non-qualified deferred annuity Contracts entered into after October 21, 1988 that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in gross income under Section 72(e). This rule could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity Contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.
--------------------------------------------------------------------------------

TAXATION OF QUALIFIED CONTRACTS

    The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

        -   contributions in excess of specified limits;

        -   distributions prior to age 59 1/2 (subject to certain exceptions);

        - distributions that do not conform to specified commencement and minimum distribution rules; and

        -   other specified circumstances.

    Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. For qualified plans under Section 401(a), 403(a) and 403(b), the Code requires that distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For Roth IRAs under Section 408A, distributions are not required during the Owner's (or plan participant's) lifetime. Brief descriptions follow of the various types of qualified retirement plans available in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of the Code.

    CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

    INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Code. Earnings in an IRA are not taxed until distribution. IRA contributions are limited each year to the lesser of an amount specified in the Code or 100% of the amount of compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

    The Internal Revenue Service has not yet reviewed the Contract for use as any type of IRA. Individuals using the Contract in such a manner may want to consult their tax adviser.

    SEP IRAs. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

    SIMPLE IRAs. Section 408(p) of the Code permits small employers to establish SIMPLE IRAs under which employees may elect to defer a percentage of their compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a SIMPLE IRA are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

    ROTH IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or conversion from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. Such conversions are subject to a 10% penalty tax if they are distributed before five years have passed since the year of the conversion. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made:

        -   before age 59 1/2 (subject to certain exceptions), or

        - during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

    TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of:

        - elective contributions made in years beginning after December 31, 1988;

        -   earnings on those contributions; and

        - earnings in such years on amounts held as of the last year beginning before January 1, 1989.

    Distribution of those amounts may only occur upon:

        -   death of the employee,

        -   attainment of age 59 1/2,

        -   separation from service,

        -   disability, or

        -   financial hardship.

    In addition, income attributable to elective contributions may not be distributed in the case of hardship.

    DEATH BENEFITS. The Performance Enhanced Death Benefit or Incremental Death Benefit Rider could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or tax-sheltered annuity. Because these death benefits may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

    RESTRICTIONS UNDER QUALIFIED CONTRACTS. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.
--------------------------------------------------------------------------------

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

    The Company currently makes no charge to the Subaccounts for any Federal, state or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that the Company determines to be properly attributable to the Subaccounts or to the Contracts.
--------------------------------------------------------------------------------

OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the Prospectus. Further, the Federal income tax consequences discussed herein reflect our understanding of current law. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. You should consult your tax adviser for further information.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

    The Contracts will be offered to the public on a continuous basis. We do not anticipate discontinuing the offering of the Contracts, but reserve the right to do so. Applications for Contracts are solicited by agents, who in addition to being licensed by applicable state insurance authorities to sell the variable annuity contracts and/or variable life insurance policies for the Company, are also registered representatives of EquiTrust Marketing, broker-dealers having selling agreements with EquiTrust Marketing or broker-dealers having selling agreements with such broker-dealers. EquiTrust Marketing is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, is a member of the National Association of Securities Dealers, Inc. ("NASD") and is an affiliate of the Company.

    EquiTrust Marketing serves as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Account pursuant to an Underwriting Agreement between the Company and EquiTrust Marketing and is not obligated to sell any specific number of Contracts. EquiTrust Marketing's principal business address is the same as that of the Company.

    The Company may pay broker-dealers with selling agreements up to an amount equal to 4% of the premiums paid under a Contract during the first six Contract Years and 1% of the premiums paid in the seventh and subsequent Contract Years. Managers of sales representatives may also receive commission overrides of up to 30% of the sales representatives' commissions. We may also pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts that are not described under "Charges and Deductions."

    Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

--------------------------------------------------------------------------------

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

    The Company, like other life insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming the Company as a defendant or involving the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Account or the Company.

--------------------------------------------------------------------------------

VOTING RIGHTS
--------------------------------------------------------------------------------

    To the extent required by law, the Company will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

    The number of votes you have the right to instruct will be calculated separately for each Subaccount to which you have allocated or transferred Accumulated Value or proceeds, and may include fractional votes. The number of votes attributable to a Subaccount is determined by dividing your Accumulated Value or proceeds in that Subaccount by the net asset value per share of the Investment Option of the corresponding Subaccount.

    The number of votes of an Investment Option which are available to you is determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. For each Subaccount in which you have a voting interest, you will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.

    The Company will vote Fund shares attributable to Contracts as to which no timely instructions are received (as well as any Fund shares held in the Account which are not attributable to Contracts) in proportion to the voting instructions received with respect to all Contracts participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro-rata basis to reduce the votes eligible to be cast on a matter.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The audited balance sheets of the Company as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001 and the financial statement schedules, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information. Likewise, the audited statements of assets and liabilities for each of the Subaccounts constituting the Account as of December 31, 2001 and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, as well as the related Reports of Independent Auditors are contained in the Statement of Additional Information.

    The Company's financial statements should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account.

    [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

CALCULATING VARIABLE ANNUITY PAYMENTS

    The following chart has been prepared to show how investment performance could affect variable annuity payments over time. It illustrates the variable annuity payments under a payment option agreement issued in consideration of proceeds from a Non-Qualified Contract. The chart illustrates certain variable annuity payments under five hypothetical rate of return scenarios. Of course, the illustrations merely represent what such payments might be under a HYPOTHETICAL supplemental agreement issued for proceeds from a HYPOTHETICAL Contract.

    WHAT THE CHART ILLUSTRATES. The chart illustrates the first monthly payment in each of 25 years under a hypothetical variable payment option agreement issued in consideration of proceeds from a hypothetical Non-Qualified Contract assuming a different hypothetical rate of return for a single Subaccount supporting the agreement. The chart assumes that the first monthly payment in the initial year shown is $1,000.

    HYPOTHETICAL RATES OF RETURN. The variable annuity payments reflect five different assumptions for a constant investment return before fees and
    expenses: 0.00%,    %,    %,    %, and 12.00%. Net of all expenses, these
    constant returns are:    %,    %, 5.00%,    %, and    %. The first variable
    annuity payment for each year reflects the 5% Assumed Interest Rate net of all expenses for the Subaccount (and the underlying Funds) pro-rated for the month shown. Fund management fees and operating expenses are assumed to be at an annual rate of 0.80% of their average daily net assets. This is the average of Fund expenses shown in the Annual Investment Option Expenses table on page 7. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of the illustrated Subaccount's average daily net assets.

    THE FIRST MONTHLY VARIABLE ANNUITY PAYMENTS DEPICTED IN THE CHART ARE BASED ON A HYPOTHETICAL PAYMENT OPTION AGREEMENT AND HYPOTHETICAL INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. THE COMPANY DOES NOT GUARANTEE OR EVEN SUGGEST THAT ANY SUBACCOUNT, CONTRACT OR AGREEMENT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE CHART IS FOR ILLUSTRATION PURPOSES ONLY AND DOES NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. The first variable annuity payment in each year under an actual payment option agreement issued in connection with an actual Contract will be more or less than those shown if the actual returns of the Subaccount(s) selected by the Owner are different from the hypothetical returns. Because a Subaccount's investment return will fluctuate over time, variable annuity payments actually received by a payee will be more or less than those shown in this illustration. Also, in an actual case, the total amount of variable annuity payments ultimately received will depend upon the payment option selected and the life of the payee. See the Prospectus section titled "PAYMENT OPTIONS--Election of Payment Options and Annuity Payments."

    ASSUMPTIONS ON WHICH THE HYPOTHETICAL SUPPLEMENTAL AGREEMENT AND CONTRACT ARE BASED. The chart reflects a hypothetical payment option agreement and Contract. These, in turn, are based on the following assumptions:

        -   The hypothetical Contract is a Non-Qualified Contract

        - The supplemental agreement is issued in consideration of proceeds from the hypothetical Contract

        - The proceeds applied under the agreement represent the entire Net Accumulated Value of the Contract and are allocated to a single Subaccount

        -   The single Subaccount has annual constant rates of return before
            fees and expenses of 0.00%,    %,    %,    %, and 12.00%

        -   Assumed Interest Rate is 5% per year

        -   The payee elects to receive monthly variable annuity payments

        - The proceeds applied to the purchase of annuity units as of the effective date of the agreement under the annuity payment option selected results in an initial variable annuity payment of $1,000

    For a discussion of how an Owner or payee may elect to receive monthly, quarterly, semi-annual or annual variable annuity payments, see "PAYMENT OPTIONS."

    ASSUMED INTEREST RATE. Among the most important factors that determines the amount of each variable annuity payment is the Assumed Interest Rate. Under supplemental agreements available as of the date of this Prospectus, the Assumed Interest Rate is 5%. Variable annuity payments will increase in size from one annuity payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate, and will decrease if the annualized net rate of return over the same period is less than the Assumed Interest Rate. (The Assumed Interest Rate is an important component of the net investment factor.) For a detailed discussion of the Assumed Interest Rate and net investment factor, see "PAYMENT OPTIONS."

    THE $1,000 INITIAL MONTHLY VARIABLE ANNUITY PAYMENT. The hypothetical payment option agreement has an initial monthly variable annuity payment of $1,000. The dollar amount of the first variable annuity payment under an actual agreement will depend upon:

        -   the amount of proceeds applied

        -   the annuity payment option selected

        - the annuity purchase rates in the supplemental agreement on the effective date

        - the Assumed Interest Rate under the supplemental agreement on the effective date

        -   the age of the payee

        -   in most cases, the sex of the payee

    For each column in the chart, the entire proceeds are allocated to a Subaccount having a constant rate of return as shown at the top of the column. However, under an actual payment option agreement, proceeds are often allocated among several Subaccounts. The dollar amount of the first variable annuity payment attributable to each Subaccount is determined under an actual agreement by dividing the dollar value of the proceeds applied to that Subaccount as of the effective date by $1,000, and multiplying the result by the annuity purchase rate in the agreement for the payment option selected. The amount of the first variable annuity payment is the sum of the first payments attributable to each Subaccount to which proceeds were allocated. For a detailed discussion of how the first variable annuity payment is determined, see "PAYMENT OPTIONS." For comparison purposes, hypothetical monthly fixed annuity payments are shown in the column using a 5% net Assumed Interest Rate.

                 INITIAL MONTHLY PAYMENTS FOR EACH YEAR SHOWN,
   ASSUMING A CONSTANT RATE OF RETURN UNDER ALTERNATIVE INVESTMENT SCENARIOS


CONTRACT      0.00% GROSS   3.53% GROSS   7.05% GROSS   9.53% GROSS   12.00% GROSS
YEAR          -2.05% NET     1.48% NET     5.00% NET     7.48% NET     9.95% NET
1               $1,000        $1,000        $1,000        $1,000         $1,000
2                  933           966         1,000         1,024          1,047
3                  870           934         1,000         1,048          1,097
4                  812           903         1,000         1,073          1,148
5                  757           872         1,000         1,098          1,202
6                  706           843         1,000         1,124          1,259
7                  659           815         1,000         1,150          1,318
8                  615           788         1,000         1,178          1,381
9                  573           761         1,000         1,205          1,446
10                 535           736         1,000         1,234          1,514
11                 499           711         1,000         1,263          1,585
12                 466           687         1,000         1,293          1,660
13                 434           664         1,000         1,323          1,738
14                 405           642         1,000         1,355          1,820
15                 378           620         1,000         1,387          1,906
16                 353           600         1,000         1,419          1,996
17                 329           580         1,000         1,453          2,090
18                 307           560         1,000         1,487          2,188
19                 286           541         1,000         1,522          2,291
20                 267           523         1,000         1,558          2,399
21                 249           506         1,000         1,595          2,513
22                 232           489         1,000         1,633          2,631
23                 217           472         1,000         1,671          2,755
24                 202           456         1,000         1,711          2,885
25                 189           441         1,000         1,751          3,021

                 [Updated figures to be included by amendment.]

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                PAGE
                                                              --------
ADDITIONAL CONTRACT PROVISIONS..............................     1
      The Contract..........................................     1
      Incontestability......................................     1
      Misstatement of Age or Sex............................     1
      Nonparticipation......................................     1
CALCULATION OF YIELDS AND TOTAL RETURNS.....................     1
      Money Market Subaccount Yields........................     1
      Other Subaccount Yields...............................     2
      Average Annual Total Returns..........................     3
      Other Total Returns...................................     6
      Effect of the Administrative Charge on Performance
       Data.................................................     7
EXPERTS.....................................................     7
OTHER INFORMATION...........................................     7
FINANCIAL STATEMENTS........................................     8

                                    SAI-TOC

If you would like a copy of the Statement of Additional Information, please complete the information below and detach and mail this card to the Company at the address shown on the cover of this Prospectus.

Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City, State, Zip
-------------------------------------------------------------------------------

TEAR AT PERFORATION

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                       FARM BUREAU LIFE INSURANCE COMPANY

                             5400 University Avenue
                          West Des Moines, Iowa 50266

                        FARM BUREAU LIFE ANNUITY ACCOUNT

                   NONPARTICIPATING VARIABLE ANNUITY CONTRACT

This Statement of Additional Information contains additional information to the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Farm Bureau Life Insurance Company (the "Company"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectus for the Contract. The Prospectus for the Contract is dated the same date as this Statement of Additional information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy of the Prospectus by writing us at our address shown above or calling us at the toll-free number shown on the cover of the Prospectus.

                                [       ], 2002

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ADDITIONAL CONTRACT PROVISIONS..............................     1
      The Contract..........................................     1
      Incontestability......................................     1
      Misstatement of Age or Sex............................     1
      Nonparticipation......................................     1
CALCULATION OF YIELDS AND TOTAL RETURNS.....................     1
      Money Market Subaccount Yields........................     1
      Other Subaccount Yields...............................     2
      Average Annual Total Returns..........................     3
      Other Total Returns...................................     6
      Effect of the Administrative Charge On Performance
       Data.................................................     7
EXPERTS.....................................................     7
OTHER INFORMATION...........................................     7
FINANCIAL STATEMENTS........................................     8

--------------------------------------------------------------------------------

ADDITIONAL CONTRACT PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT

    The Contract includes the basic Contract, the application, any supplemental applications, and any endorsements or additional benefit riders or agreements. The statements made in the application are deemed representations and not warranties.
--------------------------------------------------------------------------------

INCONTESTABILITY

    We will not contest the Contract from its Contract Date.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the Annuitant has been misstated, we will pay that amount which the premiums actually paid would have purchased at the correct age and sex.
--------------------------------------------------------------------------------

NONPARTICIPATION

    The Contracts are not eligible for dividends and will not participate in the Company's divisible surplus.

--------------------------------------------------------------------------------

CALCULATION OF YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------

    The Company may disclose yields, total returns and other performance data for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.
--------------------------------------------------------------------------------

MONEY MARKET SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a specific seven-day period. This figure is computed by determining the net change (exclusive of realized gains and losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract with a balance of 1 subaccount unit at the beginning of the period, dividing this net change by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

    The net change in account value reflects:

        - net income from the Investment Option attributable to the hypothetical account; and

        - charges and deductions imposed under the Contract attributable to the hypothetical account.

    The charges and deductions include per unit charges for the hypothetical account for:

        -   the annual administrative charge and

        -   the mortality and expense risk charge.

    For purposes of calculating current yields for a Contract, an average per unit administrative charge is used based on the $45 administrative charge deducted at the beginning of each Contract Year. Current yield will be calculated according to the following formula:

Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

NCS  =    the net change in the value of the Investment Option
          (exclusive of realized gains or losses on the sale of
          securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day
          period attributable to a hypothetical account having a
          balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS - ES)/UV))TO THE POWER OF 365/7 - 1

Where:

NCS  =    the net change in the value of the Investment Option
          (exclusive of realized gains or losses on the sale of
          securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day
          period attributable to a hypothetical account having a
          balance of 1 subaccount unit.

ES   =    per unit expenses attributable to the hypothetical account for the seven-day period.

UV   =    the unit value for the first day of the seven-day period.

    The yield for the Money Market Subaccount will be lower than the yield for the Money Market Investment Option due to the charges and deductions imposed under the Contract.

    The current and effective yields of the Money Market Subaccount normally fluctuate on a daily basis and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The actual yield is affected by:

        -   changes in interest rates on money market securities,

        -   the average portfolio maturity of the Money Market Investment
            Option,

        - the quality of portfolio securities held by this Investment Option, and

        -   the operating expenses of the Money Market Investment Option.

    Yields may also be presented for other periods of time.
--------------------------------------------------------------------------------

OTHER SUBACCOUNT YIELDS

    Advertisements and sales literature may quote the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one month periods. The annualized yield of a Subaccount refers to income generated by that Subaccount during a 30-day or one-month period which is assumed to be generated each period over a 12-month period.

    The yield is computed by:

        1) dividing net investment income of the Investment Option attributable to the subaccount units less subaccount expenses for the period; by

        2) the offering price per unit at the close of the last day of the period multiplied by the daily average number of units outstanding for the period; by

        3)  compounding that yield for a six-month period; and by

        4)  multiplying that result by 2.

    The annual administrative charge (deducted at the beginning of each Contract
    Year) and mortality and expense risk charge are included in the expenses of the Subaccounts. For purposes of calculating the 30-day or one-month yield, an average administrative charge per dollar of Contract value is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield = 2 X ((((NI - ES)/(U X UV)) + 1) TO THE POWER OF 6 - 1)

Where:

NI   =    net investment income of the Investment Option for the
          30-day or one-month period attributable to the subaccount's units.

ES   =    expenses of the subaccount for the 30-day or one-month
          period.

U    =    the average number of units outstanding.

UV   =    the unit value at the close of the last day in the 30-day or one-month period.

    The yield for each Subaccount will be lower than the yield for the corresponding Investment Option due to the various charges and deductions imposed under the Contract.

    The yield for each Subaccount normally will fluctuate over time and SHOULD NOT ACT AS AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield is affected by the quality of portfolio securities held by the corresponding Investment Option and its operating expenses.

    The surrender charge is not considered in the yield calculation.
--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns for the Subaccounts for various periods of time, including periods before the Subaccounts were in existence. Total return figures are provided for each Subaccount for one, five and ten year periods. Average annual total returns may also be disclosed for other periods of time.

    Adjusted historic average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The last date of each period is the most recent month-end practicable.

    Adjusted historic average annual total returns for each Subaccount are calculated based on the assumption that the Subaccounts were in existence during the stated periods with the level of Contract charges which were in effect at the inception of each Subaccount (see four columns under "Investment Option" heading below). For purposes of calculating average annual total return, an average annual administrative charge per dollar of Contract value is used. The calculation also assumes surrender of the Contract at the end of the period. The total return will then be calculated according to the following formula:

TR = (ERV/P) TO THE POWER OF 1/N - 1

Where:

TR   =    the average annual total return net of subaccount recurring charges.

ERV  =    the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the
          period.

P    =    a hypothetical initial payment of $1,000.

N    =    the number of years in the period.

    The following chart provides adjusted historic average annual total return information for the Subaccounts.

                                                                            INVESTMENT OPTION
                                                            FOR THE    FOR THE    FOR THE     FOR THE PERIOD
                                                             1-YEAR     5-YEAR    10-YEAR      FROM DATE OF
                                                             PERIOD     PERIOD     PERIOD      INCEPTION OF
                                                             ENDED      ENDED      ENDED     INVESTMENT OPTION
SUBACCOUNT                                                  12/31/01   12/31/01   12/31/01      TO 12/31/01
American Century
  VP Ultra Fund(1)                                              --         --         --         (11.88)%
  VP Vista Fund(1)                                              --         --         --          (6.05)
Dreyfus
  VIF Appreciation Portfolio -- Initial Share Class(2)      (16.21)%     8.87%        --          12.24
  VIF Disciplined Stock Portfolio -- Initial Share
  Class(3)                                                  (19.93)      7.26         --           9.72
  VIF Growth and Income Portfolio -- Initial Share
  Class(4)                                                  (12.96)      4.62         --          12.06
  VIF International Equity Portfolio -- Initial Share
  Class(4)                                                  (34.89)     (0.34)        --           1.64
  VIF Small Cap Portfolio -- Initial Share Class(5)         (13.21)      6.13      19.79%         27.78
  Dreyfus Socially Responsible Growth Fund, Inc. --
  Service Share Class(6)
                                                            (28.67)      6.31         --          11.00
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio(7)                                    (18.06)      6.26      10.45          12.17
  High Grade Bond Portfolio(8)                                1.10       5.44       5.82           7.24
  Managed Portfolio(8)                                        0.18       4.11       8.79           8.13
  Money Market Portfolio(9)                                  (4.16)      2.82       2.84           3.18
  Strategic Yield Portfolio(8)                                1.21       4.03       6.94           8.00
  Value Growth Portfolio(8)                                  (0.90)     (3.18)      4.90           4.06
Fidelity Variable Insurance Products Funds
  VIP Contrafund Portfolio(10)                              (19.00)      8.45         --          14.20
  VIP Growth Portfolio(11)                                  (24.07)      9.67      11.85          12.23
  VIP Growth & Income Portfolio(12)                         (15.68)      8.12         --           8.12
  VIP High Income Portfolio(13)                             (18.67)     (5.60)      3.64           5.36
  VIP Index 500 Portfolio(14)                               (18.83)      8.38         --          11.90
  VIP Mid Cap Portfolio(15)                                 (10.76)        --         --          22.58
  VIP Overseas Portfolio(16)                                (27.39)      0.77       4.34           4.58

                                                                            INVESTMENT OPTION
                                                            FOR THE    FOR THE    FOR THE     FOR THE PERIOD
                                                             1-YEAR     5-YEAR    10-YEAR      FROM DATE OF
                                                             PERIOD     PERIOD     PERIOD      INCEPTION OF
                                                             ENDED      ENDED      ENDED     INVESTMENT OPTION
SUBACCOUNT                                                  12/31/01   12/31/01   12/31/01      TO 12/31/01
Franklin Templeton
  Franklin Small Cap Fund(17)(22)                           (21.79)%     8.54%        --          11.91%
  Franklin Small Cap Value Securities Fund(18)(22)            5.51         --         --           0.84
  Franklin U.S. Government Fund(19)(22)                      (0.53)      4.82       5.36%          6.14
  Mutual Shares Securities Fund(20)(22)                      (0.84)      8.17         --           8.84
  Templeton Growth Securities Fund(21)(22)                   (8.69)      6.42         --           8.51
J.P. Morgan Series Trust II
  JPMorgan Mid-Cap Value Portfolio(23)                          --         --         --           3.14
  JPMorgan Small Company Portfolio(24)                      (15.01)      4.42         --          10.28
Summit Pinnacle Series
  NASDAQ-100 Index Portfolio(25)                            (38.60)        --         --         (40.46)
  Russell 2000 Small Cap Index Portfolio(25)                 (6.01)        --         --          (3.40)
  S&P MidCap 400 Index Portfolio(26)                         (8.63)        --         --           6.30
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio(27)                                (6.08)      8.84         --          13.12
  Mid-Cap Growth Portfolio(28)                               (8.32)        --         --          12.04
  New America Growth Portfolio(27)                          (18.71)      2.98         --          10.02
  Personal Strategy Balanced Portfolio(29)                   (9.72)      6.54         --          10.46
T. Rowe Price International Series, Inc.
  International Stock Portfolio(27)                         (28.33)     (1.60)        --           2.11

        (1)   The VP Ultra and VP Vista Funds commenced operations on May 1,
              2001.

        (2)   The VIF Appreciation Portfolio commenced operations on April 5,
              1993.

        (3) The VIF Disciplined Stock Portfolio commenced operations on April 30, 1996.

        (4) The VIF Growth and Income and VIF International Equity Portfolios commenced operations on May 2, 1994.

        (5)   The VIF Small Cap Portfolio commenced operations on August 31,
              1990.

        (6) The Socially Responsible Growth Fund, Inc. commenced operations on October 7, 1993. Because Service shares were not offered until December 31, 2000, the returns shown reflect the Fund's Initial Share Class through December 31, 2000 and the Service Class shares thereafter. Performance shown is higher than it would have been had Service Class shares been available for the entire time period.

        (7)   The Blue Chip Portfolio commenced operations on October 15, 1990.

        (8) The Value Growth, High Grade Bond, Strategic Yield and Managed Portfolios commenced operations on October 17, 1987.

        (9)   The Money Market Portfolio commenced operations on February 20,
              1990.

        (10)  The Contrafund Portfolio commenced operations on January 3, 1995.

        (11)  The Growth Portfolio commenced operations on October 9, 1986.

        (12) The Growth & Income Portfolio commenced operations on December 31, 1996.

        (13) The High Income Portfolio commenced operations on September 19, 1985. Because Service Class 2 shares were not offered until January 12, 2000, the returns shown reflect the Portfolio's Service Class of shares (which include a different 12b-1 fee) for the period

              November 3, 1997 to January 12, 2000 and the Portfolio's Initial Class of shares (which do not include the effects of a 12b-1 fee) for periods prior to November 3, 1997. Had Service Class 2 shares been available for the entire time period, returns prior to January 12, 2000 would have been lower.

        (14)  The Index 500 Portfolio commenced operations on August 27, 1992.

        (15) The Mid Cap Portfolio commenced operations on December 28, 1998. Because Service Class 2 shares were not offered until January 12, 2000, the returns shown reflect the Portfolio's Service Class of shares (which include a different 12b-1 fee) for the period December 28, 1998 to January 12, 2000. Had Service Class 2 shares been available for the entire time period, returns prior to January 12, 2000 would have been lower.

        (16)  The Overseas Portfolio commenced operations on January 28, 1987.

        (17)  The Franklin Small Cap Fund commenced operations on November 1,
              1995.

        (18) The Franklin Small Cap Value Securities Fund commenced operations on May 1, 1998.

        (19) The Franklin U.S. Government Fund commenced operations March 14, 1989.

        (20) The Mutual Shares Securities Fund commenced operations on November 8, 1996.

        (21) The Templeton Growth Securities Fund commenced operations on March 15, 1994.

        (22) Because Class 2 shares were not offered until 1/6/99, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning on 1/6/99, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance. If Class 2 shares were available prior to 1/6/99, performance for such prior periods would be lower.

        (23) The JPMorgan Mid-Cap Value Portfolio commenced operations on September 28, 2001.

        (24) The JPMorgan Small Company Portfolio commenced operations on January 3, 1995.

        (25) The NASDAQ-100 Index and Russell 2000 Small Cap Index Portfolios commenced operations on April 27, 2000.

        (26) The S&P MidCap 400 Index Portfolio commenced operations on May 3, 1999.

        (27) The Equity Income, New America Growth and International Stock Portfolios commenced operations on March 31, 1994.

        (28) The Mid-Cap Growth Portfolio commenced operations on December 31, 1996.

        (29) The Personal Strategy Balanced Portfolio commenced operations on December 30, 1994.

        * Ongoing stock market volatility can dramatically change any Fund's short-term performance; therefore, current results may differ.

    The actual Subaccount total return information and the adjusted historic average total return information will vary because of the method used to deduct the mortality and expense risk charge from the returns. For actual Subaccount total return information, the mortality and expense risk charge is calculated based on the daily net assets multiplied by a daily factor and reduced on a daily basis. For adjusted historic average total return information, the mortality and expense risk charge is calculated as a single charge applied at the end of the period on an annualized basis.
--------------------------------------------------------------------------------

OTHER TOTAL RETURNS

    Advertisements and sales literature may also quote average annual total returns which do not reflect the surrender charge. These figures are calculated in the same manner as average annual total returns described above, however, the surrender charge is not taken into account at the end of the period.

    We may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1

Where:

CTR  =    The cumulative total return net of subaccount recurring
          charges for the period.

ERV  =    The ending redeemable value of the hypothetical investment at the end of the period.

P    =    A hypothetical single payment of $1,000.

--------------------------------------------------------------------------------

EFFECT OF THE ADMINISTRATIVE CHARGE ON PERFORMANCE DATA

    We currently apply an annual administrative charge of $30 on the Contract Date and on each Contract Anniversary prior to the Retirement Date. (This charge is guaranteed not to exceed $45.) This charge is deducted from each Subaccount and the Declared Interest Option based on the proportion that each Subaccount's value bears to the total Accumulated Value. For purposes of reflecting the administrative charge in yield and total return quotations, this annual charge is converted into a per-dollar per-day charge based on the average value of all contracts in the Account on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.

--------------------------------------------------------------------------------

EXPERTS
--------------------------------------------------------------------------------

    All matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Stephen M. Morain, Esquire, Senior Vice President and General Counsel of the Company. Sutherland Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.

    The Account's statements of assets and liabilities as of December 31, 2001 and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated balance sheets of the Company at December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001 and the financial statement schedules, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

OTHER INFORMATION
--------------------------------------------------------------------------------

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contract discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Contract and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Company's statutory-basis financial statements included in this Statement of Additional Information should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account.

    [Financial statements to be filed by amendment.]

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) (1) All Financial Statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein.(6)

   (2) Schedules I, IV.(6)

All required financial statements are included in Part B.

(b) Exhibits

  (1)  Certified resolution of the board of directors of Farm
       Bureau Life Insurance Company (the "Company") establishing
       Farm Bureau Life Annuity Account (the "Account").(1)

  (2)  Not Applicable.

  (3)  (a) Underwriting Agreement.(3)

       (b) Paying Agent Agreement.(3)

  (4)  (a) Contract Form.(5)

       (b) Variable Settlement Agreement.(5)

       (c) Incremental Death Benefit Rider.(5)

  (5)  (a) Contract Application.(5)

       (b) Suitability Supplement.(5)

  (6)  (a) Articles of Incorporation of the Company.(1)

       (b) By-Laws of the Company.(1)

  (7)  Not Applicable.

  (8)  (a) Participation agreement relating to EquiTrust Variable
       Insurance Series Fund.(1)

       (b)(1) Participation agreement relating to Fidelity Variable
       Insurance Products Fund.(2)

       (b)(1)(a) Amended Schedule to Participation Agreement.(4)

       (b)(2) Participation agreement relating to Fidelity Variable
       Insurance Products Fund II.(2)

       (b)(2)(a) Amended Schedule to Participation Agreement.(4)

       (b)(3) Participation agreement relating to Fidelity Variable
       Insurance Products Fund III.(2)

       (b)(3)(a) Amended Schedule to Participation Agreement.(4)

       (b)(4) Service Contract.(4)

       (c) Participation agreement relating to T. Rowe Price Equity
       Series, Inc. and T. Rowe Price International
       Series, Inc.(2)

       (c)(1) Amended Schedule to Participation Agreement.(4)

       (d) Participation agreement relating to American Century
       Funds.(4)

       (e) Participation agreement relating to Dreyfus Funds.(4)

       (e)(1) Form of Amended Schedule to Participation
       Agreement.(4)

       (f) Participation agreement relating to Franklin Templeton
       Funds.(4)

       (g) Participation agreement relating to JP Morgan Series
       Trust II.(4)

       (h) Participation agreement relating to Summit Pinnacle
       Series.(4)

  (9)  Opinion and Consent of Stephen M. Morain, Esquire.(6)

 (10)  (a) Consent of Sutherland Asbill & Brennan LLP.(6)

       (b) Consent of Ernst & Young LLP.(6)

       (c) Opinion and Consent of Christopher G. Daniels, FSA,
       MAAA, Life Product Development and Pricing Vice
       President.(6)

 (11)  Not Applicable.

 (12)  Not Applicable.

 (13)  Not Applicable.

 (14)  Powers of Attorney.(3)

------------------------

(1) Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 33-67538) filed with the Securities and Exchange Commission on May 1, 1998.

(2) Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 33-67538) filed with the Securities and Exchange Commission on April 30, 1999.

(3) Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 (File No. 33-67538) filed with the Securities and Exchange Commission on April 26, 2001.

(4) Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (File No. 33-67538) filed with the Securities and Exchange Commission on September 27, 2001.

(5) Filed herein.

(6) To be filed by amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF THE COMPANY

Incorporated herein by reference to the prospectus in the Form S-6 registration statement (File No. 33-12789) for certain variable life insurance contracts issued by the Company and filed with the Commission on April 29, 2002.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by FBL Financial Group, Inc. This Company and its affiliates are described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by FBL Financial Group, Inc., may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of the owners of their common stock (where applicable), are set forth on the following diagram.

SEE ORGANIZATION CHART ON FOLLOWING PAGE

                           FBL FINANCIAL GROUP, INC.
                                OWNERSHIP CHART
                                    12/31/00

                                              FBL Financial
                                               Group, Inc.
                                                    /
                                                    /
---------------------------------------------------------
                           /           /           /
                           /           /           /
                          Farm        FBL         FBL
                         Bureau    Financial   Financial
                          Life       Group     Services,
                       Insurance    Capital       Inc.
                        Company      Trust         /
                           /                       /
                           /                       /
                           /
---------------------------------------------      /
          /                /           /
          /                /           /
      EquiTrust           FBL          /
   Life Insurance         Real         /
       Company           Estate        /
                       Ventures,
                          Ltd.
                                   ----------------------------------------------------------------------
                                       /           /           /           /           /           /
                                       /           /           /           /           /           /
                                   Western AG     FBL         FBL      EquiTrust   EquiTrust   EquiTrust
                                   Insurance    Leasing    Insurance   Investment    Market     Assigned
                                    Agency,    Services,   Brokerage,  Management  Services,    Benefit
                                      Inc.        Inc.        Inc.     Services,      LLC       Company
                                                                          Inc.
                                                                           .
                                                                           .
                                                                           .
                                                                           .
                                                                           .
                                                           ..................................
                                                               .           .           .
                                                               .           .           .
                                                               .           .           .
                                                           EquiTrust   EquiTrust   EquiTrust
                                                             Series      Money      Variable
                                                           Fund, Inc.    Market       Ins
                                                                          Fund       Series
                                                                                      Fund

------------------------
..... Management Agreement

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of the date of the Prospectus included in this Registration Statement, no Contracts have been sold.

ITEM 28.  INDEMNIFICATION

Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) EquiTrust Marketing Services, LLC is the registrant's principal underwriter and also serves as the principal underwriter of certain variable annuity contracts and variable life insurance policies issued by other separate accounts of the Company or its life insurance company affiliates supporting other variable products, or to variable annuity and variable life insurance separate accounts of insurance companies not affiliated with the Company.

(b) Officers and Managers of EquiTrust Marketing Services, LLC

NAME AND PRINCIPAL BUSINESS
ADDRESS*                                    POSITIONS AND OFFICES
Lynn E. Wilson                              President and Manager
William J. Oddy                             Chief Executive Officer and Manager
Jo Ann Rumelhart                            Executive Vice President and Manager
Stephen M. Morain                           Senior Vice President, General Counsel and Manager
James W. Noyce                              Chief Financial Officer, Treasurer and Manager
Timothy J. Hoffman                          Chief Administrative Officer and Manager
John M. Paule                               Chief Marketing Officer and Manager
Lou Ann Sandburg                            Vice President--Investments, Assistant Treasurer and
                                              Manager
Dennis M. Marker                            Vice President--Investment Administration and Manager
Thomas E. Burlingame                        Vice President and Manager
James P. Brannen                            Vice President--Finance
Robert A. Simons                            Senior Counsel--Investments
Robert J. Rummelhart                        Investment Vice President
Charles T. Happel                           Securities Vice President
Sue A. Cornick                              Sr. Market Conduct and Mutual Funds Vice President and
                                              Secretary
Kristi Rojohn                               Investment Compliance Vice President and Assistant
                                              Secretary
Julie M. McGonagle                          Investment Product Wholesaling Vice President
Deborah K. Peters                           Director of Broker/Dealer and Market Conduct Compliance
Susan M. Coombs                             Mutual Fund Accounting Director
Laura Kellen Beebe                          Sr. Portfolio Manager--Taxable Securities
Doug Higgins                                Sr. Portfolio Manager
Herman Riva                                 Sr. Portfolio Manager
Barbara A. Bennett                          Treasury Administrator
Margaret Wilcox                             Investment Services Administrator
Larry J. Patterson                          Vice President
Thomas J. Faulconer                         Indiana OSJ Principal
Dennis Bening                               Missouri OSJ Principal

    * The principal business address of all of the persons listed above is 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The registrant undertakes that it will include as part of any application to purchase a Contract offered by the prospectus, either a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

(c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

(d) The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through
(4) of that letter will be complied with.

(e) The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Farm Bureau Life Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 6th day of May, 2002.

                                                       FARM BUREAU LIFE INSURANCE COMPANY
                                                       FARM BUREAU LIFE ANNUITY ACCOUNT

                                                       By:                  /s/ CRAIG A. LANG
                                                                -----------------------------------------
                                                                              Craig A. Lang
                                                                                PRESIDENT
                                                                    Farm Bureau Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

                   SIGNATURE                                      TITLE                       DATE
                   ---------                                      -----                       ----

               /s/ CRAIG A. LANG
     --------------------------------------       President and Director                 May 6, 2002
                 Craig A. Lang                      [Principal Executive Officer]

              /s/ JERRY C. DOWNIN                 Senior Vice President and Secretary-
     --------------------------------------         Treasurer [Principal Financial       May 6, 2002
                Jerry C. Downin                     Officer]

               /s/ JAMES W. NOYCE
     --------------------------------------       Chief Financial Officer [Principal     May 6, 2002
                 James W. Noyce                     Accounting Officer]

                       *
     --------------------------------------       Director                               May 6, 2002
              Eric K. Aasmundstad

                       *
     --------------------------------------       Director                               May 6, 2002
               Al Christopherson

                       *
     --------------------------------------       Director                               May 6, 2002
                 Kenny J. Evans

                       *
     --------------------------------------       Director                               May 6, 2002
                 Alan L. Foutz

                       *
     --------------------------------------       Director                               May 6, 2002
                 Karen J. Henry

                       *
     --------------------------------------       Director                               May 6, 2002
                 Craig D. Hill

                       *
     --------------------------------------       Director                               May 6, 2002
                Leland J. Hogan

                   SIGNATURE                                      TITLE                       DATE
                   ---------                                      -----                       ----

                       *
     --------------------------------------       Director                               May 6, 2002
               Daniel L. Johnson

                       *
     --------------------------------------       Director                               May 6, 2002
              Richard G. Kjerstad

                       *
     --------------------------------------       Director                               May 6, 2002
               G. Steven Kouplen

                       *
     --------------------------------------       Director                               May 6, 2002
               Lindsey D. Larsen

                       *
     --------------------------------------       Director                               May 6, 2002
               David R. Machacek

                       *
     --------------------------------------       Director                               May 6, 2002
                David L. McClure

                       *
     --------------------------------------       Director                               May 6, 2002
                Bryce P. Neidig

                       *
     --------------------------------------       Director                               May 6, 2002
               Charles E. Norris

                       *
     --------------------------------------       Director                               May 6, 2002
               Howard D. Poulson

                       *
     --------------------------------------       Director                               May 6, 2002
               Frank S. Priestley

                       *
     --------------------------------------       Director                               May 6, 2002
               John J. VanSweden

*By                   /s/ STEPHEN M. MORAIN
             --------------------------------------
                        Stephen M. Morain
                        ATTORNEY-IN-FACT,
                 PURSUANT TO POWER OF ATTORNEY.